Exhibit 2.1

Amphenol East Asia Limited

Room 2604-05, 26th Floor,
Railway Plaza, 39 Chatham Road South,

Tsim Sha Tsui, Kowoon, Hong Kong

Fidji Luxembourg (BC4) Sarl

4 rue Lou Hemmer, L-1748 Luxembourg

(the “Seller”)

27 June 2015

STRICTLY CONFIDENTIAL

Dear Sirs:

Reference is hereby made to our recent discussions relating to the potential sale by the Seller and purchase by Amphenol East Asia Limited (the “Buyer” or “we”) of 100% of the issued share capital of FCI Asia Pte Ltd (the “Company”). Capitalized terms used in this letter (the “Offer Letter”) shall, unless otherwise defined herein, have the meanings ascribed to them in the sale and purchase agreement attached to this Offer Letter as Schedule 1 (the “Share Sale Agreement”).  In consideration of the mutual agreements and covenants contained herein and other good and sufficient consideration, the receipt and adequacy of which is hereby acknowledged, we are pleased to grant to the Seller the following irrevocable and binding put option (the “Offer”) to require the Buyer to sign the Share Sale Agreement and in accordance with the terms and conditions of the Share Sale Agreement, to directly and indirectly acquire the Company and its subsidiaries (the “Group Companies”) from the Seller (the “Transaction”). The Seller may, at its own option, elect to accept the Offer in accordance with the procedures set out below.

1.                                      DURATION AND ACCEPTANCE OF THE OFFER

(a)                                 Our Offer will enter into force on the date hereof and remain valid until the earlier of:

(i)                                     6 p.m., London time, on the tenth Business Day after the date on which the Seller has received all minutes of the meeting during which the works’ council (Comité d’entreprise) of FCI Besançon SA (“FCI Besançon”) (the “Works’ Council”) has, following its information and consultation process, delivered or is deemed to have delivered its final opinion in respect of the Transaction in accordance with the provisions of Clause 2 (Information and Consultation of the Works’ Council); and

(ii)                                  6 p.m., London time, on the sixth month anniversary of the date hereof,

(as the case may be, the “Expiry Date”).

(b)                                 From the date hereof until the Expiry Date, the Offer may be accepted by the Seller by signing and delivering the Share Sale Agreement, under the conditions described in Clause 3 (Execution of the Share Sale Agreement).

(c)                                  If the Offer has not been accepted by the Seller prior to the Expiry Date, under the conditions described in Clause 3 (Execution of the Share Sale Agreement), the Offer

will automatically terminate as at the Expiry Date, subject to the terms of clauses 6, 9 and 10, unless the Seller and the Buyer mutually agree to postpone such Expiry Date to a later date.

2.                                      INFORMATION AND CONSULTATION OF THE WORKS’ COUNCIL

(a)                                 We acknowledge that the execution of the Share Sale Agreement by the Seller is subject to the Works’ Council being informed and consulted on the Transaction and to the Works’ Council delivering, or being deemed to have delivered a final opinion on such Transaction.

(b)                                 The Seller undertakes to cause the management of FCI Besançon: (i) to initiate promptly after the date hereof the information and consultation procedure of the works’ council of FCI Besançon; and (ii) to use its reasonable best efforts to pursue diligently such procedure in accordance with applicable laws and regulations.

(c)                                  The Seller undertakes that it will not, and that it will cause the Group Companies and the members of the Seller’s Group not to, without the Buyer’s prior written consent (which may not to be unreasonably withheld), make any commitment whatsoever vis-à-vis the employees of the Group Companies or their representative bodies (including with respect to the terms of employment and employment benefits of the employees of the Group Companies) in order to influence the information and consultation procedures of the Works’ Council.

(d)                                 We undertake to co-operate with the Seller with respect to the information and consultation procedure of the Works’ Council (including (i) by providing the Seller with any document or information (whether in writing or in person) relating to the Buyer’s group or its plans for the future which the Works’ Council, or the expert appointed by the Works’ Council requests, if any, (ii) by attending upon reasonable notice any meeting with employees and/or the relevant employee representatives, and (iii) by providing answers to the questions raised by the employee representatives as part of the consultation process).

(e)                                  The Seller undertakes to keep the Buyer reasonably informed of the status of such information and consultation procedure. In particular, the Seller shall exercise its reasonable best efforts to provide the Buyer, as soon as reasonably practicable, (i) in advance, with any documents and information to be communicated by the Seller to the Works’ Council or to any expert appointed upon the Works’ Council’s request (if any) and (ii) with the minutes of all Works’ Council’s meetings, provided that the Seller may redact any information which is not related to the Transaction. In particular, the Seller shall provide the Buyer reasonably promptly with a true and certified copy of the minutes of the meeting during which the Works’ Council has, following its information and consultation process, delivered or is deemed to have delivered its final opinion in respect of the Transaction no later than two (2) Business Days after obtaining copy of the same.

3.                                      EXECUTION OF THE SHARE SALE AGREEMENT

(a)                                 Should the Seller wish to accept this Offer, the Seller shall notify such acceptance to the Buyer through the delivery, on or prior to the Expiry Date, of an original copy of the Share Sale Agreement, duly executed by the Seller.

(b)                                 For the purposes of this Offer Letter, the “Exercise Date” shall mean the date of delivery to the Buyer by the Seller of the Share Sale Agreement, duly executed by the Seller.

(c)                                  If the Seller has accepted the Offer in compliance with the provisions of Clause 3(a) above, we hereby irrevocably and unconditionally undertake to execute the Share

Sale Agreement as soon as practicable, in any event within two (2) Business Days following the Exercise Date. Should we fail to execute the Share Sale Agreement in accordance with this Clause 3, we hereby acknowledge and irrevocably agree that the Seller may, in its absolute discretion and without prejudice to its right to seek money damages in respect of such breach, decide that we shall be deemed to have validly executed the Share Sale Agreement on the date on which the Share Sale Agreement has been executed by the Seller and to have accepted to be bound by all of the terms and to perform all of its obligations under the Share Sale Agreement.

(d)                                 We agree and acknowledge that this Offer (including our undertaking not to revoke the Offer) is subject to specific performance by the Seller, so that the Seller shall be entitled to request a court of competent jurisdiction to cause the completion of the Transaction, subject to the terms and conditions of the Share Sale Agreement.

(e)                                  Absent any receipt of an original copy of the Share Sale Agreement, duly executed by the Seller by 6 p.m (London time) on the Expiry Date, our undertaking under this Offer Letter shall lapse as of such date without any liability on any party (other than as a result of a breach by such party of its obligation hereunder).

4.                                      FINANCING OF THE TRANSACTION

The Buyer will have immediately available on an unconditional basis on Completion the necessary cash resources to meet its obligations under the Share Sale Agreement and the Transaction Documents.

5.                                      REGULATORY AUTHORIZATIONS

The Seller and the Buyer undertake to comply with the provisions of Clause 5 of the Share Sale Agreement as from the date hereof.

6.                                      EXCLUSIVITY

(a)                                 As from the date hereof and until the earlier of (a) the date which is six (6) months after the date hereof and (b) the Exercise Date (the “Exclusivity Period”), the Seller shall not, and shall procure that any Affiliate of the Seller (including any of the Group Companies) shall not, directly or indirectly, including through their advisors and representatives, (i) engage in or continue any discussions or negotiations, or enter into any contract, with any Person other than the Buyer and its Affiliates and advisors, or solicit or encourage any third party, to acquire all or substantially all of the shares or the business of the Group Companies, or to proceed with the merger, spin-off, contribution, business combination, recapitalization, or any other transaction which, if completed would jeopardize the Transaction (a “Competing Proposal”) or (ii) supply any information or afford access to the business, financial position, properties, assets, or the books and records of any of the Group Companies to any person or entity other than the Buyer and its Affiliates and advisors in connection with any Competing Proposal.

(b)                                 The exclusivity undertakings in this Clause 6 shall remain in force and effect for their duration notwithstanding the expiration or early termination of the Offer Letter.

7.                                      GUARANTOR

Amphenol Corporation, as Guarantor, hereby irrevocably guarantees jointly and severally with the Buyer to the Seller the performance of the Buyer’s obligations provided in the Share Sale Agreement and in the Offer Letter. In particular, the Guarantor hereby irrevocably guarantees jointly and severally with the Buyer to the Seller the full and punctual payment by the Buyer of all amounts due under the terms of the Share Sale Agreement and in the Offer Letter, and should the Buyer fail to make any payment of any amount due, the Guarantor shall make such payment to the Seller upon first written request of the Seller.

8.                                      INTERIM PERIOD

The Seller undertakes, as from the date hereof and up until the earlier of the date upon which the Share Sale Agreement shall have been executed pursuant to Clause 3(c) above or the Expiry Date, to comply with Clause 11 (Pre-Completion Covenants) of the Share Sale Agreement.

9.                                      CONFIDENTIALITY

This Offer Letter is subject to the terms of the confidentiality agreement entered into by Fidji Luxco (BC) SCA and the Guarantor 13 April 2015 and Clause 16 (Confidential Information) of the Share Sale Agreement.

10.                               GOVERNING LAW

(a)                                 This Offer Letter and any contractual or non-contractual obligation arising out of or in connection with this Offer Letter shall be governed by, and construed in accordance with the laws of England and Wales.

(b)                                 All disputes arising out of or in connection with this Offer Letter (including without limitation with respect to the existence, validity, performance, termination and interpretation of this Offer Letter and any non-contractual obligation arising out of or in connection with this Offer Letter) shall be submitted to the exclusive jurisdiction of the courts of England.

We look forward to working together in the coming weeks towards the closing of this Transaction.

4

Yours faithfully,

The Buyer	The Guarantor

Amphenol East Asia Limited	Amphenol Corporation

/s/ R. Adam Norwitt	/s/ R. Adam Norwitt
By: R. Adam Norwitt	By: R. Adam Norwitt

The Offer Letter is counter-signed by the Seller exclusively to acknowledge the agreement of the Seller on its provisions including the adequacy of the consideration contained herein and, in particular on certain undertakings of the Seller provided in Clauses 2 (Information and Consultation of the Works’ Councils), Clause 3 (Execution of the Share Sale Agreement), 5 (Regulatory Authorizations), 6 (Exclusivity), 8 (Interim Period) and 9 (Confidentiality). In no event shall such signature be construed as an acceptance of the Offer by the Seller, exercise of which shall only result from actions described for in Clause 3.

[Signature Page to Offer Letter]

5

The Seller

Fidji Luxembourg (BC4) Sarl

/s/ Michel Plantevin
By: Michel Plantevin

[Signature Page to Offer Letter]

SCHEDULE 1

Share Sale Agreement

AGREED FORM

DATED                                                     2015

FIDJI LUXEMBOURG (BC4) SARL

and

AMPHENOL EAST ASIA LIMITED

and

AMPHENOL CORPORATION

SALE AND PURCHASE AGREEMENT

for the sale and purchase of

100% of the issued share capital of FCI Asia Pte Ltd

ii

26.	Notices	56

27.	Governing Law	57

28.	Jurisdiction	58

29.	Agent for Service of Process	58

30.	Counterparts	59

Schedule 1 - Specified Principles		61

Schedule 2 - List of Agreements with Seller’s Group terminated at Completion		63

Schedule 3 - List of Resigning Managers		65

Schedule 4 - Group Companies		66

Exhibit A - Disclosure Letter		69

Exhibit B - FCI Domain Name and Trademark Transfer Agreement		70

iii

THIS AGREEMENT is made on                              2015

BETWEEN:

(i)                                     Fidji Luxembourg (BC4) Sarl, a société à responsabilité limitée incorporated in Luxembourg and having its registered address in 4 rue Lou Hemmer, L-1748 Luxembourg (the “Seller”);

(ii)                                  Amphenol East Asia Limited, a company incorporated under the laws of Hong Kong with Companies Registry number 120764, with its registered office at Rm 2604-05, 26th Floor, Railway Plaza, 39 Chatham Road South, Tsim Sha Tsui, Kowloon, Hong Kong SAR (the “Buyer”); and

(iii)                               Amphenol Corporation, a Delaware corporation incorporated under the laws of the state of Delaware, USA and with its registered office at 358 Hall Avenue, Wallingford, Connecticut, 06492, USA (the “Guarantor”),

(each of (i) to (iii) above being referred to as a “Party” and, together, as the “Parties”).

RECITALS:

(A)                               The Seller is the sole shareholder of 100% of the issued share capital of the Company.

(B)                               The Parties desire to enter into this Agreement, pursuant to which the Buyer shall acquire the Sale Shares from the Seller upon the terms and conditions set forth herein.

(C)                               The Guarantor is the ultimate holding company of the Buyer and has agreed to guarantee all of the obligations of the Buyer arising pursuant to this Agreement and the Transaction Documents.

THE PARTIES AGREE as follows:

1.                                      Interpretation

1.1                               In this Agreement:

“Affiliate” means:

(i)                                     with respect to a person which is a body corporate, any subsidiary undertaking, parent undertaking and ultimate shareholder of that person that controls that person and any subsidiary of any such parent or any entity which manages, controls and/or advises any such entity, in each case from time to time; or

(ii)                                  in the case of any person, a legal person, trust or partnership, the managerial responsibilities of which are discharged by, or which is directly or indirectly controlled by, or which is set up for the benefit of, or the economic interests of which are substantially attributable to, such person or any person referred to in (i) above with respect to such person, provided that none of the Group Companies shall be deemed to be an Affiliate of the Seller for the purposes of this Agreement;

“Anytek Shanghai” means Anytek International (Shanghai) Co., Ltd, a company incorporated in the PRC and having its registered address in F/2, Building 4, No. 825, Ning Qiao Road, Jinqiao Industrial Development Zone, Pudong District, Shanghai, the PRC;

“Anytek Shenzhen” means Anytek Electronic Technology (Shen Zhen) Co., Ltd, a company incorporated in the PRC and having its registered address in Building A, No.10, Jia Le Road, Center Community of Pingdi Sub-District, Longgang District, Shenzhen, the PRC;

“Anytek Taiwan” means Anytek Technology Corp. Ltd (Taiwan), company incorporated in Taiwan and having its registered address in 18F, No 81 Shin Tai Wu Road, SHIJR Taipei, Taiwan;

“Agreement” means this sale and purchase agreement, including the Recitals, the Schedules and Exhibits as amended or restated from time to time;

“April Accounts” means the unaudited management accounts of the Group from the Reference Date to 24 April 2015;

“Audited Consolidated Accounts” means the 2014 consolidated audited financial statements of the Group as of the Reference Date and provided to the Buyer on behalf of the Seller and included in the Disclosed Information;

“Base Value” has the meaning given to such term in Clause 3.1.1;

“Business” means the business of the Group as it is conducted as at the Offer Letter Date;

“Business Day” means a day other than a Saturday, Sunday or a public holiday in England, Luxembourg and Singapore on which banks in the City of London, Luxembourg and Singapore are open for business;

“Buyer’s Deal Team” means R. Adam Norwitt, Rick Schneider, Diana Reardon, Ed Wetmore, Patrick Gillard, Tim Galante and Tom Pitten;

“Buyer’s Group” means the Buyer and each subsidiary undertaking, parent undertaking and ultimate shareholder of the Buyer, including, for the avoidance of doubt, each Group Company after Completion;

“Buyer’s Guaranteed Obligations” has the meaning set forth in Clause 10.1;

“Buyer’s Solicitors” means Latham & Watkins LLP of 885 Third Avenue, New York, NY 10022-4834 USA;

“Cash” means as at the Effective Time the following consolidated assets for Group Companies prepared in accordance with the Completion Accounts Accounting Principles:

(i)                                     cash and cash equivalents;

(ii)                                  Seller’s Debt; and

(iii)                               all accrued interest related to the items listed above;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Collective Agreements” has the meaning given to such term in Clause 7.2.13(d) (Employment);

“Company” means FCI Asia Pte Ltd, a company incorporated in Singapore and having its registered address in 159 Kampong Ampat, #04-01 KA Place, Singapore 368328;

“Completion” means completion of the sale and purchase of the Sale Shares in accordance with the terms of this Agreement;

“Completion Accounts” means the consolidated balance sheet of the Group as of the Effective Time prepared in accordance with the Completion Accounts Accounting Principles;

“Completion Accounts Accounting Principles” means:

(i)                                     the Specified Principles;

(ii)                                  to the extent not covered by the Specified Principles, the same accounting policies, principles, practices, techniques, evaluation rules, procedures and methods (including in respect of the exercise of management judgment) as was applied in the preparation of the Audited Consolidated Accounts; and

(iii)                               to the extent not covered by (i) and (ii), IFRS which were applicable at the Offer Letter Date;

“Completion Amount” means Working Capital, plus Net Cash;

“Completion Amount Excess” means the amount, if any, by which the Upper Bound Target Completion Amount is less than the Completion Amount (and, for the avoidance of doubt, if the Upper Bound Target Completion Amount is equal to, or greater than, the Completion Amount, then the Completion Amount Excess shall be zero);

“Completion Amount Shortfall” means the amount, if any, by which the Completion Amount is less than the Lower Bound Target Completion Amount (and, for the avoidance of doubt, if the Completion Amount is equal to, or greater than, the Lower Bound Target Completion Amount, the Completion Amount Shortfall shall be zero);

“Completion Date” has the meaning set forth in Clause 6.1;

“Condition” has the meaning set forth in Clause 5.1;

“Data Room” means the data room comprising the documents and other information relating to the Group Companies as listed in the data room index in the agreed form attached to the Disclosure Letter;

“Debt” means the aggregate of the following consolidated liabilities (excluding unfunded pension and post retirement liabilities as listed in in the relevant line item in Annex 1 of Schedule 1) for Group Companies existing as at the Effective Time (and stated as a positive number) prepared in accordance with the Completion Accounts Accounting Principles:

(i)                                     all indebtedness for borrowed money from financial institutions including overdraft (excluding the Existing Facilities Pay Off Amount) and all drawn and unpaid amounts on letters of credit, factoring, discounting or similar facilities, loan stocks, bonds, debentures, notes, debt or inventory financing, sale and leaseback arrangements, overdrafts, owed by any of the Group Companies to any third party (not being a Group Company) as at the Effective Time;

(ii)                                  the Seller’s Receivable;

(iii)                               all unpaid obligations of the Group Companies under leases that are capitalized;

(iv)                              any break fees or prepayment penalties, premiums, fees, costs or expenses which are incurred or which will be incurred by any Group Company in relation to the repayment or termination of any of the foregoing on the Completion;

(v)                                 all dividends to Seller which have been approved before the Completion Date but are unpaid at the Completion Date;

(vi)                              all Seller Transaction Costs (net of the time value of any Tax benefits realised or realisable by the relevant Group Company in respect of such Seller Transaction Costs); and

(vii)                           all accrued interests related to the items listed above.

Notwithstanding the foregoing, none of the following shall be included in the calculation of the amount of “Debt” or (except for item (i) below) “Working Capital”: (a) any liabilities related to inter-company debt between one Group Company and another Group Company, (b) any contingent reimbursement obligations for any letters of credit, performance bonds, surety bonds and similar obligations of any Group Company, (c) any obligations for the payment of deferred purchase price, “earnouts” or similar consideration, (d) any liability in connection with an indemnification or similar obligation, (e) any redemption premium, prepayment penalty, or similar payment with respect to the leases described in clause (ii) above to the extent such leases are not by their terms required to be repaid in full upon Completion, (f) any fees, expenses, liabilities or obligations, to the extent incurred by or at the direction of the Buyer or otherwise relating to the Buyer’s or its Affiliates’ financing (including obtaining any consent, agreement or waiver relating thereto) for the transactions contemplated hereby, (g) any liabilities or obligations in respect of restructuring activities to be undertaken post Completion (including severance payments) of any Group Company, (h) any liabilities or obligations in respect of environmental exposures, (i) any liabilities or obligations in respect of Tax or (j) any liabilities or obligations in connection with the Existing Facilities Payoff Amount;

“Disclosed Information” means the documents, materials and other information relating to the Group fairly disclosed in writing on or prior to the Offer Letter Date to the Buyer and/or its Representatives (i) in this Agreement (including the Schedules), (ii) in the Data Room and the Disclosure Letter, (iii) during site visits on 6 May 2015 (Nantong) or 7 May 2015 (Dongguan) 2015 (and whereby the Buyer was not prohibited from retaining such information following such site visits), (iv) in the Vendor Reports, or (v) during the management presentation on 27 April 2015;

“Disclosure Letter” means the letter from the Seller to the Buyer delivered immediately before the signing of this Agreement and attached as Exhibit A;

“Disputed Item” has the meaning given to such term in Clause 4.4.2;

“Draft Completion Statement” has the meaning given to it in Clause 4.3;

“Due Amount” means any amount due from the Seller on a Warranty Claim being settled in accordance with Clause 9;

“Effective Time” means the time immediately prior to Completion on the Completion Date (which is the time at which the Completion Accounts are drawn up);

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same);

“Escrow Account” means an escrow account with the Escrow Agent set up and maintained in accordance with the Escrow Agreement;

“Escrow Agent” means an international bank mutually acceptable to the Buyer and the Seller;

“Escrow Agreement” means the agreement in the agreed form to be entered into on Completion between the Escrow Agent, the Buyer and the Seller;

“Escrow Amount” means an amount equal to US$31,875,000;

“Escrow Release Date” means the date falling 12 months after the Closing Date;

“Environmental Laws” means any Law for the protection of the environment, health and safety, or the use, handling, generation, manufacturing, distribution, collection, transportation, storage, disposal, cleanup or release of hazardous materials;

“Estimated Purchase Price” has the meaning given to such term in Clause 4.2.2;

“Estimated Completion Amount” means the Completion Amount estimated by the Seller pursuant to Clause 4.1;

“Estimated Completion Amount Excess” means the amount, if any, by which the Upper Bound Target Completion Amount is less than the Estimated Completion Amount (and, for the avoidance of doubt, if the Upper Bound Target Completion Amount is equal to, or greater than, the Estimated Completion Amount, then the

Estimated Completion Amount Excess shall be zero);

“Estimated Completion Amount Shortfall” means the amount, if any, by which the Estimated Completion Amount is less than the Lower Bound Target Completion Amount (and, for the avoidance of doubt, if the Estimated Completion Amount is equal to, or greater than, the Lower Bound Target Completion Amount, then the Estimated Completion Amount Shortfall shall be zero);

“Existing Facilities” means the credit agreement dated 27 December 2013, entered into by, among others, the Seller and the Company, Wilmington Trust (London) Limited (as administrative and collateral agent) and certain financial institutions as lenders in relation to a US$250,000,000 term facility (with respect to which the Seller is the borrower) and a US$30,000,000 revolving facility (with respect to which the Company is the borrower);

“Existing Facilities Pay Off Amount” means the amount equal to all amounts owed by the Seller’s Group and the Group Companies pursuant to the Existing Facilities as at the Completion Date, including all principal and accrued interest and any fee, prepayment fee, costs or penalties payable thereunder;

“FCI Besançon” means a French société anonyme named FCI Besançon SA with its registered address in 2 rue Lafayette, Quartier Planoise, 25000 Besançon, France, registered with the French Registry of Commerce and Companies under number 388 636 896 RCS Besançon;

“FCI Domain Name and Trademark Transfer Agreement” means the agreement, in the form attached hereto as Exhibit B, to be entered into between Seller and the Buyer in relation to the transfer of all rights that any member of the Seller’s Group may have to use the name “FCI” and any associated or related trademarks or other registered IP rights;

“FCI Dongguan” means FCI Connectors Dongguan Ltd, a company incorporated in the PRC and having its registered address in Nan Wei, Qisha Village, Shatian Town, Dongguan, the PRC;

“FCI Germany” means FCI Deutschland GmbH, a company incorporated in Germany and having its registered address in An den drei Hasen 37, 61440 Oberursel (Taunus), registered with the commercial register at the local court of Bad Homburg v. d. Höhe, Germany, under HRB 9652;

“FCI Japan” means FCI Japan KK, a company incorporated in Japan and having its registered address in 47-1, Ooi 1-Chome, Shinagawa-Ku, Tokyo, Japan;

“FCI Malaysia” means FCI Connectors Malaysia Sdn Bhd, a company incorporated in Malaysia and having its registered address in Suite 13.01, 13th floor, City Plaza, Jalan Tebrau, 80300 Johor Bahru, Johor, Malaysia;

“FCI Nantong” means FCI Nantong Ltd, a company incorporated in the PRC and having its registered address in No. 990, Qingdao Road, Economic Development Area of Tongzhou, Jiangsu Province, the PRC;

“FCI Netherlands” means FCI’s-Hertogenbosch B.V., a company incorporated in the

Netherlands with its corporate seat in ‘s-Hertogenbosch, the Netherlands, having its registered address in Marshallweg 5A, 5466 AH Veghel, the Netherlands and registered with the trade register of the Netherlands Chamber of Commerce under number 16069438;

“FCI OEN” means FCI OEN Connectors Ltd, a company incorporated in India under the Indian Companies Act and having its registered address at 29/2089, Tripunithura Road, Thykoodam, Vyttila, Cochin - 682 019, Kerala, India;

“FCI PRC” means FCI PRC Limited, a company incorporated in Hong Kong and having its registered address in Unit 1919-1920, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong;

“FCI Shanghai” means FCI Connectors Shanghai Ltd, a company incorporated in the PRC and having its registered address in Section 9H, Warehouse 1, No. 499, Riying North Road, Waigaoqiao Free Trade Zone, Shanghai, PRC;

“FCI Singapore” means FCI Connectors Singapore Pte Ltd, a company incorporated in Singapore and having its registered address at 6 Gul Street 5, Singapore 629216;

“FCI Taiwan” means FCI Taiwan Ltd, a company incorporated in Taiwan and having its registered address in 23F, 99, XinPu 6th Street, Taoyuan County, Taiwan 33044;

“FCI USA” means FCI USA LLC, a limited liability company formed in the State of New York in the United States of America;

“Final Completion Statement” means the Draft Completion Statement as agreed between the Buyer and the Seller pursuant to Clause 4.4, or as determined by the Expert pursuant to Clause 4.7;

“Governmental Authorization” means any license, certificate, approval, consent, permit, ruling, visa, qualification, exemption, waiver or other authorization, whether express or implied (including the lapse of a prescribed time at the end of which without an objection having been made the authorization will be deemed granted) granted or issued by or under the authority of any Governmental Entity;

“Governmental Entity” means any supranational, national, state, provincial, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, merger control, importing or other governmental or quasi-governmental authority, including the European Union and any national competition or antitrust authority, court or administrative body, but excluding any Tax Authority;

“Group” means the Company and its subsidiaries (as identified in Schedule 4), and each is individually referred to as a “ Group Company”;

“IFRS” means the International Financial Reporting Standards, being the financial reporting standards and interpretation approved by the International Accounting Standards Board (and includes all International Accounting Standards and interpretations issued by the International Financial Reporting Interpretations Committee and their predecessor bodies);

“Intellectual Property Right” means any registered patent, trademark, logo, trade name, company name, copyright and domain name, including any applications for registrations and registrations of any of the foregoing;

“Key Employee” means any employee of any Material Company with an annual base compensation above US$200,000;

“Law” means all civil and common law, statute, treaty, directive, law, decree, regulation, order, code, rule, ordinance, injunction, notice, resolution or judgment of any Governmental Entity (including any judicial or administrative interpretation thereof);

“Leakage” means any of the following:

(i)                                     any management or monitoring charge or fee levied by the Seller or any Representative thereof against any Group Company or any payment of any management, service or other fees or compensation from any Group Company to the Seller or any of its Representatives;

(ii)                                  any share or loan capital of any Group Company issued, redeemed, purchased or repaid to or in favour of the Seller or any of its Representative thereof;

(iii)                               any payment that has been made, or agreed to be made, to or for the benefit of the Seller or any of its Representatives by any Group Company;

(iv)                              any dividend or other distribution of profits or assets or any bonus or other payment of any nature paid or declared or made by any Group Company to or in favour of the Seller or any of its Representatives;

(v)                                 any assumption of any liability or indebtedness of any kind incurred or agreed to be incurred (or any guarantee or indemnity or similar arrangement given in respect thereof) by any Group Company in favour of or for the benefit of the Seller or any of its Representatives;

(vi)                              the cancellation, waiver or forgiveness by a Group Company of any obligations owed to such Group Company by the Seller or any of its Representatives;

(vii)                           any liability for or on account of Tax suffered by a Group Company, or a Group Company suffering a loss of any Relief, in connection with any of the matters set forth in the foregoing clauses (i) through (vi); or

(viii)                        any agreement, understanding or arrangement made or entered into by any Group Company to do or give effect to any of the matters set forth in the foregoing clauses (i) through (vii).

Notwithstanding the foregoing, no transaction undertaken on an arms’ length basis and in the ordinary course of business between (x) any Group Company, on the one hand, and (y) any other portfolio company of any private equity fund or similar investment vehicle managed or advised by any direct or indirect shareholder of the Seller or any Affiliate of such shareholder, on the other hand, shall be deemed to be Leakage;

“Long Stop Date” means the date that is 14 months after the earlier to occur of:

(i)                                     the date of this Agreement; or

(ii)                                  the date on which all of the Governmental Entities responsible for approving a Mandatory Competition Clearance commence the pre-acceptance phase on the basis of the offer letter entered into by the parties on the Offer Letter Date;

“Loss” means any loss, damage, liability, costs and reasonable expenses, fine, awards, judgment or penalties incurred or suffered by the Buyer or any of the Group Companies;

“Lower Bound Target Completion Amount” means the amount of US$156,500,000;

“Mandatory Competition Clearance” means the approval of the relevant Governmental Entities in Germany and the PRC and, if determined by the Buyer to be required within one Business Day of the date of this Agreement, the United States and Taiwan;

“Material Agreements” means any agreement or arrangement which a Group Company is a party to and which is:

(i)                                     a material joint venture agreements, co-operation or similar agreement;

(ii)                                  a consultancy, service or information technology agreement with agreed payments exceeding US$1,000,000 (without VAT) per annum;

(iii)                               a material agency arrangement and any exclusive licence arrangement involving royalty or other payments exceeding US$1,000,000 per annum;

(iv)                              any agreement or arrangement which contains a non-competition or exclusivity provision or other material restriction that would prevent the Group from conducting its business in any geographic location;

(v)                                 an agreement with any customer (including distributors) with aggregate revenues for 2014 exceeding US$6,000,000; and

(vi)                              an agreement with any supplier with aggregate payments for 2014 exceeding US$3,000,000;

“Material Companies” means each of: (1) FCI Besançon; (2) FCI Germany; (3) FCI PRC; (4) FCI OEN; (5) FCI Malaysia; (6) FCI Netherlands; (7) FCI Dongguan; (8) FCI Nantong; (9) Anytek Shanghai; (10) Anytek Shenzhen; (11) the Company; (12) FCI Singapore; (13) Anytek Taiwan; (14) FCI USA; (15) FCI Shanghai; (16) FCI Taiwan; and (17) FCI Japan, and “Material Company” means any one of them;

“Net Cash” means the Cash less the Debt;

“Offer Letter Date” means 27 June 2015;

“Payoff Letters” means, with respect to indebtedness for borrowed money under the Existing Facilities, payoff letters and wire instructions in customary form providing the borrowers thereunder with a confirmation that all Encumbrances and all payment obligations with respect to such indebtedness for borrowed money has been or will have been released effective as of the payment in full of such indebtedness as indicated therein; provided that, for the avoidance of doubt, such payoff letters shall not be required to include any waiver or release of indemnification, contribution or similar obligations of any Group Company under, or that otherwise survive termination of, the Existing Facilities;

“Permitted Leakages” means any of the following:

(i)                                     any payments by a Group Company to a member of the Seller’s Group under the agreements listed in Part A of Schedule 2 hereto in an amount not exceeding, on average for the period from the Reference Date through the Completion Date, US$425,000 per calendar month (including, for the avoidance of doubt, any amounts paid under such agreements to reimburse any member of the Seller’s Group for out-of-pocket expenses incurred by it);

(ii)                                  any payments by a Group Company to a member of the Seller’s Group in connection with any termination or unwinding of any hedging or similar transactions between the Seller’s Group and the Group in an amount not exceeding US$600,000;

(iii)                               any payments by the Group Companies documented as loans, liabilities or obligations that are included in Seller’s Debt; and

(iv)                              any directors’ fees (including expenses) payable or paid by any Group Company to any director of any member of the Seller’s Group for an amount not to exceed SG$50,000 per year;

“PRC” means the People’s Republic of China, excluding for the purpose of this Agreement, the Hong Kong Special Administration Region, the Macau Special Administration Region and Taiwan;

“Pre-Completion Statement” means a written statement substantially in the form set out in Schedule 7 to be prepared in accordance with Clause 4.2;

“Public Notice 7” means the Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (Public Notice [2015] No.7) issued by the State Administration of Taxation of the People’s Republic of China (国家税务总局关于非居 民企业间接转让财产企业所得税若干问题的公告), effective as of February 3, 2015, (including subsequent amending provisions, if any);

“Purchase Price” means the total purchase price of the Sale Shares set forth in Clause 3.3;

“Purchase Price Adjustment” means the sum of all adjustments to be paid after Completion pursuant to Clause 4.8;

“Reference Date” means 31 December 2014;

“Relevant Person” has the meaning set forth in Clause 8.2;

“Relief” means any allowance, credit, exemption, deduction or relief from, in computing, against or in respect of Tax or any right to the repayment of Tax;

“Reporting Firms” means each of: (a) Kirkland & Ellis; (b) Latham & Watkins (France, Germany, US); (c) Morgan Lewis & Bockius LLP (US for personnel, pensions and benefits matters); (d) Stibbe (Netherlands); (e) Rajah & Tann Singapore LLP (Singapore); (f) Cheah Teh & Su (Malaysia); (g) Lee and Li (Taiwan); (h) King & Wood Mallesons (People’s Republic of China); and (i) Amarchand & Mangaldas & Suresh A. Shroff & Co. (India);

“Representatives” means, in relation to a Party, its Affiliates and its and their respective directors, officers, employees, agents, consultants and advisers;

“Resigning Managers” means the individuals listed in Schedule 3;

“Sale” means the sale of the Sale Shares from the Seller to the Buyer upon the terms and conditions of this Agreement;

“Sale Shares” means the 160,244,256 shares legally and beneficially owned by the Seller, representing 100% of the issued share capital of the Company;

“Satisfaction Date” has the meaning set forth in Clause 5.6;

“Seller Account” means an account designated in writing by the Seller to the Buyer at least three Business Days prior to Completion;

“Seller Claim” means any claim, proceeding, suit or action arising out of or in connection with this Agreement against the Seller in respect of any breach, indemnity, covenant, agreement, undertaking or other matter whatsoever provided;

“Seller’s Debt” means the aggregate amounts owed by the members of the Seller’s Group to the Group Companies as of the Completion Date;

“Seller’s Group” means the Seller and each subsidiary undertaking, parent undertaking and ultimate shareholder of the Seller (but excluding any Group Company);

“Seller Guarantee” means the share pledges, security interests, guarantees, indemnities, counter-indemnities, letters of credit and letters of comfort of any nature given by the any member of the Seller’s Group pursuant to the Existing Facilities ;

“Seller’s Receivable” means the aggregate amounts owed by the Group Companies to the members of the Seller’s Group as of the Completion Date;

“Seller’s Solicitors” means Kirkland & Ellis of 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong;

“Seller Transaction Costs” means (a) any professional fees, expenses or other costs incurred and unpaid in respect of the Transaction by any Group Company as at the Effective Time (including any VAT payable by any Group Company in respect of payment of such fees); and (b) any change of control or similar payments to any employee, officer or director of any Group Company as a result of the completion of the Transaction that is incurred prior to the Effective Time and is unpaid as at the Effective Time;

“Seller Warranties” means the warranties set out in Clause 7.1 and 7.2;

“Singapore” means the Republic of Singapore;

“Specified Principles” means the specific policies, conventions and assumptions set out in Schedule 1;

“Surviving Provisions” means Clauses 16 to Clauses 30;

“Target Guarantee” means the share pledges, security interests, guarantees, indemnities, counter-indemnities, letters of credit and letters of comfort of any nature given by any Group Company pursuant to the Existing Facilities;

“Tax” means direct or indirect taxes, withholdings, duties, levies, deductions, property taxes, business taxes, stamp duties, VAT, customs and excise tax and social contributions, whenever and wherever imposed and in respect of any person and all related penalties, charges, surcharges, fines and interest relating thereto;

“Tax Authority” means any government, state or municipality or any local, state, federal or other authority, body or official anywhere in the world exercising a fiscal, revenue, customs or excise function;

“Tax Return” means any return in respect of Tax, including any related accounts, computations, schedules and attachments (and any amendment thereof);

“Tax Statute” means any statute, statutory instrument, decree, order, enactment, law, directive or regulation providing for or imposing any Tax;

“Title and Authority Warranties” means the warranties of the Seller set forth in Clause 7.1.1 to Clause 7.1.7 (inclusive);

“Transaction” means the acquisition by the Buyer of the Sale Shares pursuant to this Agreement and the transactions contemplated by the Transaction Documents;

“Transaction Documents” means this Agreement and each document required to be entered into by any or all of the Parties on or before Completion pursuant to the terms of this Agreement;

“Upper Bound Target Completion Amount” means the amount of US$166,500,000;

“US” means the United States of America;

“US$” means US dollars, the lawful currency of the US;

“VAT” means any tax imposed in compliance with European Union Council Directive of 28 November 2006 (as amended) on the common system of value added tax (Directive 2006/112/EC) and any other tax of a similar nature, whether imposed in the European Union or elsewhere;

“Vendor Reports” means: (i) the legal due diligence report prepared by the Reporting Firms dated 31 December 2014; (ii) the tax due diligence report prepared by PwC Societe D’Avocats dated 4 May 2015; (iii) the financial due diligence report prepared by PricewaterhouseCoopers LLP dated 6 April 2015; (iv) the environmental report prepared by HRP Associates dated 17 March 2015; (v) the insurance report prepared by Marsh dated 17 March 2015; and (vi) the connectors market study prepared by AT Kearney dated 30 January 2015;

“Warranty Claim” means a Seller Claim arising from the Seller Warranties (other than the Title and Authority Warranties); and

“Working Capital” means the line items identified as Working Capital and shown in the column entitled “Working Capital” in Annex 1 of Schedule 1 of the Group Companies as at the Effective Time and as determined in accordance with the Completion Accounts Accounting Principles.

1.2                               In this Agreement, unless expressly stated otherwise:

1.2.1                     where any capitalized term is defined within a particular Clause in the body of this Agreement, that term shall bear the meaning ascribed to it in that Clause wherever it is used in this Agreement;

1.2.2                     a reference to the “Recitals” and the “Schedules” are to the recitals and schedules to this Agreement, which form part of this Agreement and have the same force and effect as if set out in the body of this Agreement;

1.2.3                     a reference to a Clause, sub-Clause, paragraph or Schedule, unless the context otherwise requires, is a reference to a Clause, sub-Clause or paragraph of, or Schedule to, this Agreement;

1.2.4                     the table of contents and headings to Clauses and Schedules and are included for ease of reference only and are not to affect the interpretation of this Agreement;

1.2.5                     the words “include” or “including” (or any similar term) are not to be construed as implying any limitation;

1.2.6                     general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things;

1.2.7                     words indicating gender shall be treated as referring to the masculine, feminine or neuter as appropriate;

1.2.8                     a reference to a statute, statutory provision or subordinate legislation (“legislation”) refers to such legislation as amended and in force from time to time and to any legislation that (either with or without modification) re-enacts, consolidates or enacts in rewritten form any such legislation, provided that as between the Parties no such amendment, re-enactment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or would otherwise adversely affect the rights of, any Party;

1.2.9                     any reference to any document other than this Agreement is a reference to that other document as amended, varied, supplemented or novated (in each case, other than in breach of the provisions of this Agreement) at any time;

1.2.10              a reference to a document “in the agreed form” means a form of document agreed to by each of the Seller and the Buyer and signed by or on behalf of each of the Seller and the Buyer for the purposes of identification;

1.2.11              references to the time of day are to London time;

1.2.12              a reference to something being “in writing” or “written” includes any mode of representing or reproducing words in visible form that is capable of reproduction in hard copy form, including words transmitted by fax or email but excluding any other form of electronic or digital communication;

1.2.13              a reference to a document or communication being “signed” by or on behalf of any person means signature in manuscript by that person or his duly authorized agent or attorney (which manuscript signature may be affixed and/or transmitted by fax or email) and not any other method of signature;

1.2.14              any reference to a “person” includes any individual, body corporate, trust, partnership, joint venture, unincorporated association or governmental, quasi-governmental, judicial or regulatory entity (or any department, agency or political sub-division of any such entity), in each case whether or not having a separate legal personality and a person includes a reference to that person’s legal personal representatives;

1.2.15              a Party includes a reference to that Party’s successors and permitted assigns in accordance with the provisions of this Agreement;

1.2.16              any reference to a “holding company” or a “subsidiary” means a “holding company” or “subsidiary” as defined in section 1159 of the Companies Act 2006, save that a company shall be treated for the purposes of the membership requirement contained in sections 1159(1)(b) and (c) as a member of another company even if its shares in that other company are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security.  Any reference to an “undertaking” shall be construed in accordance with section 1161 of the Companies Act 2006 and any reference to a “parent undertaking” or a “subsidiary undertaking” means respectively a “parent undertaking” or “subsidiary undertaking” as defined in section 1162 of the Companies Act 2006, save that an undertaking shall be treated for the purposes of the membership requirement in sections 1162(2)(b) and (d) and section 1162(3)(a) as a member of another undertaking even if its shares in that other undertaking are registered in the name of (i) its nominee or (ii) another person (or its nominee) by way of security or in connection with the taking of security;

1.2.17              Seller Warranties qualified by the expression “so far as the Seller is aware” or “to the knowledge of the Seller” (or any similar expression) are deemed to be given based on the actual knowledge of the Seller and Alessandro Perrotta, Roy Muscarella, George Thomas, Danielle Lim, John Zhang and Alain Stoessel; and

1.2.18              any reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term.

2.                                      Sale and Purchase

2.1                               On and subject to the terms and conditions of this Agreement, the Seller agrees to sell the Sale Shares to the Buyer, and the Buyer agrees to buy the Sale Shares free of all Encumbrances and assume all rights and liabilities attaching thereto as at Completion.

3.                                      Purchase Price

3.1                               The aggregate consideration to be paid by the Buyer to the Seller for the purchase of the Sale Shares shall be:

3.1.1                     US$1,275,000,000 (the “Base Value”);

3.1.2                     minus the Completion Amount Shortfall,

3.1.3                     plus the Completion Amount Excess, as the case may be.

3.2                               If the Completion Date has not occurred on or prior to 31 December 2015, the Base Value referred to in Clause 3.1.1 above shall be increased by an interest equal to two percent (2%) per year, accruing daily, on such Base Value for the period starting on 31 December 2015 and ending on the Completion Date.

3.3                               The amounts payable pursuant to Clause 3.1 and 3.2 above constitute the aggregate purchase price to be paid by the Buyer to the Seller (the “Purchase Price”).

3.4                               If any payment is made by the Seller to the Buyer in respect of a Seller Claim, the payment shall be treated as an adjustment of the Purchase Price paid by the Buyer for the Sale Shares under this Agreement and the Purchase Price paid to the Seller shall be deemed to have been reduced by the amount of such payment.

3.5                               Subject to Clause 19.7, the Buyer shall be entitled to deduct and withhold from the Purchase Price otherwise payable to the Seller pursuant to this Agreement such amounts as the Buyer is required to deduct and withhold under the Code or any other applicable Law.  To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes as having been paid to the Seller.

4.                                      Estimated Purchase Price and Completion Payment

Determination of the Estimated Purchase Price

4.1                               For the purpose of determining the payment to be made to the Seller at the Completion Date in consideration for the Sale Shares, the Completion Amount and components thereof (including the Working Capital, Cash and Debt) shall be estimated in good faith by the Seller prior to the Completion Date applying the Completion Accounts Accounting Principles (the “Estimated Completion Amount”).

4.2                               At least four (4) Business Days prior to the Completion Date, the Seller, acting reasonably and in good faith, shall provide the Buyer with a written statement signed by the Seller (the “Pre-Completion Statement”) setting out:

4.2.1                                       the Estimated Completion Amount, the Estimated Completion Amount Excess and the Estimated Completion Amount Shortfall;

4.2.2                                       the amount of the estimated Purchase Price, being (a) the Base Value (as may be increased in accordance with Clause 3.2), less (b) the Estimated Completion Amount Shortfall, plus (c) the Estimated Completion Amount Excess (the “Estimated Purchase Price”);

4.2.3                                       each of the amounts of the Seller’s Receivable and of the Seller’s Debt to be repaid on Completion, together with information on the origin of such amounts and with details of the corresponding bank accounts of the members of the Seller’s Group or other person on which repayments shall be made, if any;

4.2.4                                       the Existing Facilities Pay Off Amount as set out in the Payoff Letters; and

4.2.5                                       the bank account(s) details on which any payments to the Seller or the Seller’s Group should be made to on the Completion Date.

4.3                               The Purchase Price shall be calculated after Completion in accordance with the provisions in Clauses 4.3 to Clauses 4.8. Within sixty (60) Business Days after the Completion Date, the Buyer shall draw up the Completion Accounts and provide them to the Seller together with a written statement (the “Draft Completion Statement”) setting out:

4.3.1                                       the proposed amounts of (i) the Completion Amount, (ii) the Completion Amount Excess and (iii) the Completion Amount Shortfall, together with reasonable details and supporting evidence to such calculations; and

4.3.2                                       the proposed amount of the Purchase Price calculated in accordance with Clause 3.1 and Clause 3.2 and of the Purchase Price Adjustment.

4.4                               Review of the Completion Statement by the Seller.

4.4.1                                       The Seller shall notify the Buyer within thirty (30) Business Days of receipt of the Draft Completion Statement whether or not it agrees with the Draft Completion Statement.

4.4.2                                       If the Seller notifies the Buyer of its disagreement with the Draft Completion Statement (the “Notice of Non-Acceptance”), then the Seller shall set out in the Notice of Non-Acceptance, in reasonable details, those items of the Draft Completion Statement on which it disagrees (the “Disputed Items”), the reasons for such disagreement and the adjustments that, in its opinion, should be made to the Disputed Items.  If no Notice of Non-Acceptance is served within the thirty (30) Business Days of receipt of the Draft Completion Statement, the Seller shall be deemed to have irrevocably agreed to the Draft Completion Statement and the Draft Completion Statement shall be the Completion Statement for all purposes of this Agreement.

4.4.3                                       The Buyer and the Seller shall discuss in good faith the objections of the Seller to the Disputed Items and shall use their reasonable endeavours to reach an agreement on such Disputed Items within ten (10) Business Days of the Notice of Non-Acceptance (or any other period as the Buyer and the Seller may agree in writing).

4.4.4                                       If the Seller is satisfied with the Draft Completion Statement (either as originally proposed by the Buyer or as agreed pursuant to clause 4.4.3 above), then such Draft Completion Statement shall constitute the Final Completion Statement for the purposes of this Agreement and the Purchase Price and the Purchase Price Adjustment set out in the Final Completion Statement shall be final and binding upon the Parties.

4.5                               Failure to agree on the Purchase Price.

4.5.1                                       If the Seller and the Buyer do not reach an agreement on the Draft Completion Statement within the period referred to in Clause 4.4.3 above, then the unresolved Disputed Items shall be referred, on the application of either the Buyer or the Seller, for determination by a firm of accountants mutually agreed by the Buyer and the Seller within twenty (20) Business Days of the expiration of such period.

4.5.2                                       Failing an agreement among the Buyer and the Seller, any of them may request the President of the Institute of Chartered Accountants in England and Wales to appoint an independent firm of internationally recognized chartered accountants, each of the Buyer and the Seller having the opportunity to be heard.

4.5.3                                       Any firm appointed in accordance with the procedure set out in Clause 4.5.1 and 4.5.2 above shall be referred to herein as the “Expert”.

4.6                               Procedures applicable to the determination of the Purchase Price by the Expert.

4.6.1                                       Following appointment of the Expert, the Buyer and the Seller shall prepare and deliver to the Expert a written statement on the unresolved Disputed Items (together with the relevant documents including the Completion Accounts, the Draft Completion Statement and the Notice of Non-Acceptance).

4.6.2                                       The mission of the Expert shall be limited to the review and resolution of the unresolved Disputed Items based solely upon the elements presented by the Parties and not by independent review.  In determining each unresolved Disputed Item, the Expert may not assign value to such unresolved Disputed Item greater than the greater value allowed to such unresolved Disputed Item by either the Seller or the Buyer or lesser than the lower value allowed to such Disputed Item by either of the Seller or the Buyer.

4.6.3                                       The Expert shall act as an expert and not as an arbitrator and its terms of reference shall be limited to determining the remaining matters in dispute and, in doing so, the Expert shall apply the Completion Accounts Accounting Policies, and its decision shall be final and binding on the Parties (absent any manifest mistake) and shall not be subject to any recourse before a court or arbitration tribunal except as necessary to enforce such decision.

4.6.4                                       The Expert shall make its decision after due hearings of the Buyer and the Seller.  The Buyer and the Seller shall procure that the Expert shall make its best endeavours to give its decision within twenty (20) Business Days of acceptance by the Expert of its appointment hereunder (or such later date as the Expert may reasonably determine if the circumstances require a longer period to conduct its mission).

4.6.5                                       The decision of the Expert shall be founded and the Expert shall provide the Buyer and the Seller with the Final Completion Statement which shall state the Completion Amount, the Completion Amount Excess and the Completion Amount Shortfall, and specify in reasonable details what adjustments, if any, have been made to the Draft Completion Statement in respect of the unresolved Disputed Items.

4.6.6                                       The fees and expenses of the Expert shall be borne by the Parties in such proportions as shall be decided by the Expert, who shall base its decision upon the relative extent to which the Parties’ respective positions are upheld in the final determination of the Expert. If no determination is made by the Expert, the fees and expenses of the Expert shall be borne equally by the Parties.

4.7                               Principles to be applied by the Parties and the Expert.

4.7.1                                       The Seller and the Buyer agree to promptly provide each other and where applicable, the Expert, with all information (in their respective possession or control or in the possession or control of their Affiliates) relating to the operations of any Group Company (including working papers of the auditors, if they agree to provide them), including access at all reasonable times to all employees, books, records and files, and other relevant information and all co-operation and assistance, as may be reasonably required to enable the production of and the review of the Draft Completion Statement and of the Final Completion Statement.

4.7.2                                       The Seller and the Buyer hereby authorize each other, their respective advisers and accountants and the Expert to take copies of all information provided under Clause 4.7.1 above, provided that they have agreed to keep such information confidential.

4.7.3                                       The Completion Accounts, the Draft Completion Statement and the Final Completion Statement shall be prepared and shall be used for the exclusive purpose of determining the Purchase Price Adjustment.

4.7.4                                       For purposes of determining the Completion Amount, the Completion Amount Excess and the Completion Amount Shortfall, the Purchase Price and the Purchase Price Adjustment, the Seller, the Buyer and the Expert shall be bound by and shall apply the Completion Accounts Accounting Principles and the definitions, formula and other terms set forth in this Agreement. None of the Parties nor the Expert may challenge those elements of the Audited Consolidated Accounts of the Group Companies that may be used in connection therewith (except in case of manifest error).

4.8                               Post-Completion Payment of the Purchase Price Adjustment.

4.8.1                                       For the purpose of this Clause 4.8, the Completion Amount, the Completion Amount Excess and the Completion Amount Shortfall shall be as set forth in the Final Completion Statement.

4.8.2                                       The Purchase Price Adjustment shall be as follows:

(1)                                 if the Estimated Completion Amount Excess exceeds the Completion Amount Excess, then the Seller shall pay to the Buyer an amount equal to such excess;

(2)                                 if the Completion Amount Shortfall exceeds the Estimated Completion Amount Shortfall, then the Seller shall pay to the Buyer an amount equal to such excess;

(3)                                 if the Completion Amount Excess exceeds the Estimated Completion Amount Excess, then the Buyer shall pay to the Seller an amount equal to such excess; and

(4)                                 if the Estimated Completion Amount Shortfall exceeds the Completion Amount Shortfall, then the Buyer shall pay to the Seller an amount equal to such excess,

provided that, for the avoidance of doubt, the Purchase Price Adjustment may comprise the aggregate amounts of either (a) the adjustments set out in sub-Clauses (1) and (2) above or (b) the adjustments set out in sub-Clauses (3) and (4) above.

4.8.3                                       The payment referred to in Clause 4.8.2, shall be made within five (5) Business Days after the date on which the determination of the Final Completion Statement is completed. If any Purchase Price Adjustment arises as a result of an adjustment between estimated and actual inter-company balances receivable from the Seller’s Group or payable to the Seller’s Group, the amount of the adjustment shall be settled by the relevant Group Company or member of the Seller’s Group.

4.8.4                                       The Purchase Price Adjustment shall be paid as follows:

(a)                                 if to the Seller, to such bank account(s) as shall have been notified by the Seller to the Buyer no later than one (1) Business Day in advance; and

(b)                                 if to the Buyer, to such bank account(s) as shall have been notified by the Buyer to the Seller no later than one (1) Business Day in advance.

4.9                               Indemnification for Leakage.

4.9.1                                       Subject to Clause 4.9.4, the Seller warrants and undertakes to the Buyer that between the Reference Date and Completion no Leakage has or will occur.

4.9.2                                       Subject to Clause 4.9.3, in the event that the Completion Amount is less than the Upper Bound Target Completion Amount, the Seller shall indemnify the Buyer (as trustee for and on behalf of each member of the Buyer’s Group) on a dollar for dollar basis in respect of any Leakage (other than Permitted Leakage) that occurred during the period from the Reference Date to the Completion Date.

4.9.3                                       The aggregate amount payable by the Seller to the Buyer pursuant to the indemnification set forth in Clause 4.9.2 shall in no event exceed the lower of (a) the difference between (i) the Upper Bound Target Completion Amount and (ii) the Completion Amount and (b) $10,000,000 (being the difference between the Upper Bound Target Completion Amount and the Lower Bound Target Completion Amount).

4.9.4                                       The only remedy for a breach by Seller of Clause 4.9.1 shall be the indemnification set forth in Clause 4.9.2, to the extent applicable in accordance with the terms therein, and subject to Clause 4.9.3.

5.                                      Condition Precedent

5.1                               Completion shall be subject to, and conditional upon, the satisfaction or waiver (to the extent permitted by applicable Law) of the Mandatory Competition Clearance (the “Condition”).

5.2                               The Buyer shall, at its own cost, use its reasonable best endeavours to ensure that the Condition is fulfilled prior to the Long Stop Date including taking all steps (including making notifications and filings) necessary to satisfy the Condition. Without prejudice to the generality of this Clause 5.2, the Buyer shall in any event:

5.2.1                     have primary responsibility for obtaining all consents, approvals or actions of any Governmental Entity that are required to satisfy the Condition;

5.2.2                     take all steps necessary or required to satisfy the Condition (including making and progressing all necessary filings, submissions and notifications), in consultation with the Seller, but subject to the Buyer’s control, to obtain such approval prior to the Long Stop Date;

5.2.3                     subject to Clause 5.2.2 and Clause 5.2.5, control and lead all actions and strategy, and make all final determinations as to the appropriate course of action and timing, including but not limited to the timing and contents of any offers to Governmental Entities of undertakings or commitments, related to the Mandatory Competition Clearance, including all dealings with any Governmental Entity;

5.2.4                     promptly notify the Seller and the Seller’s Solicitors (and provide copies or, in the case of non-written communications, details) of any material communications with or from any Government Entity where permitted by applicable Law; provided that the Seller and the Company shall have a reciprocal obligation with respect to notifying the Buyer and the Buyer’s Solicitors of communications with or from any Governmental Entity (save that in relation to all disclosures under this Clause, the Buyer and the Seller may redact business secrets and other confidential material and such information shall be provided on an outside counsel-to-outside-counsel, confidential basis);

5.2.5                     offer, negotiate, commit to, accept or agree to any and all measures in order to have the Transaction cleared and approved by the Governmental Entities by the Long Stop Date, including undertaking necessary divestments and licenses (including in respect of any business, activities or assets of any undertaking that is controlled by any member of the Buyer’s Group (including, for the avoidance of doubt, the Group Companies following Completion)) and taking or committing to take any other action that would limit the Buyer’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, activities or assets of the Buyer’s Group or the Group, in order to avoid or eliminate, by the Long Stop Date, each and every impediment under any relevant competition Law that may be asserted by any Governmental Entity with respect to the Transaction;

5.2.6                     promptly provide the Seller or the Seller’s Solicitors with draft copies of all notifications, filings (except any formal initial filing required to be made under the HSR Act, provided that Buyer shall provide for review by Seller’s Solicitors on an outside-counsel-to-outside-counsel, confidential basis copies of any internal documents submitted in relation to items 4(c) and 4(d) of the HSR form) and major substantive submissions to any Governmental Entity in relation to obtaining any consent, approval or action at such time as will allow the Seller or Seller’s Solicitors a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent, and take account of the Seller’s or Seller’s Solicitors’ reasonable comments in relation to the form and content of such submissions and communications, and provide the Seller with copies of all material submissions and communications (excluding any formal initial filing required to be made under the HSR Act, provided that Buyer shall provide to Seller’s Solicitors on an outside-counsel-to-outside-counsel, confidential basis copies of any internal documents submitted in relation to items 4(c) and 4(d) of the HSR form) promptly after they are finally submitted or sent (save that in relation to all disclosures to the Seller under this Clause, the Buyer may redact business secrets and other confidential material and such information may be provided on an outside counsel-to-outside-counsel, confidential basis);

5.2.7                     allow persons nominated by the Seller (which may include the Seller’s Solicitors) to attend all material meetings (and participate in all material telephone or other conversations) with any Governmental Entity where permitted by Applicable Law and practicable under the circumstances; and

5.2.8                     regularly review and consult with the Seller and Seller’s Solicitors on the progress of any notifications or filings with any Governmental Entity . Each party shall immediately inform the other parties if it has determined or has reasonable grounds to believe that the approval process with any Governmental Entity will be delayed beyond the Long Stop Date or that an approval will not be received.

5.3                               The Parties agree that the Condition shall be deemed to have been fulfilled with respect to the Mandatory Competition Clearance in the case where the Buyer elects by notice in writing to the Seller (with the prior written consent of the Seller), to consummate the Sale prior to obtaining such relevant Mandatory Competition Clearance.

5.4                               The Seller shall, and shall procure that the Group shall:

5.4.1                     use their reasonable best endeavours (at their own cost) to provide full and effective support to the Buyer in connection with obtaining all consents, approvals or actions of any Governmental Entity that are necessary or advisable to satisfy the Condition, including but not limited to providing promptly to the Buyer or its outside counsel all necessary information and documents relating to the Group as may be required and all other assistance as may be reasonably required (including providing all information relating to members of the Seller’s Group as may be requested by the applicable Governmental Entity); provided that the Seller may redact business secrets and other confidential material and such information may be provided on an outside-counsel-to-outside-counsel, confidential basis; provided that the reasonable best endeavors of the Seller and the Group shall not include making any payment to a third party (other than fees and expenses of the Seller or the Groups’ professional advisors), to surrender any right, to modify or enter into any agreement, to offer or grant any accommodation or concession (financial or otherwise) to any third party or to otherwise suffer any detriment (except, in each case, entering into an agreement that will not become effective unless and until Completion occurs as may be required pursuant to Clause 5.5); and

5.4.2                     promptly make all notifications, filings and other submissions that are required to be submitted by the Seller, its Affiliates or a Group Company, after consultation with the Buyer and the receipt of the Buyer’s written confirmation of its agreement to the form and contents of the notification, filing or submission.

Without prejudice to the generality of this Clause 5.4, the Seller shall (and shall procure that each Group Company shall) provide or cause to be provided promptly all assistance and cooperation to allow the Buyer to prepare and submit notifications and filings with applicable Governmental Entities, and to respond to any further request for information or documents made in connection with any notification or filing.  The Seller shall (and shall procure that each Group Company shall): (a) promptly respond to any request for information or documents, or any other inquiry, received from any

Governmental Entity in connection with any notification or filing, after receipt of the Buyer’s written confirmation of its agreement to the form and contents of the response, and (b) not initiate any contact with any Governmental Entity, not make any submission or presentation, whether written or oral, to any Governmental Entity, and not offer or agree to extend any waiting or review period with any Governmental Entity, without the Buyer’s prior written consent, and (c) provide the Buyer with copies of all submissions and communications that it provides to, or receives from, any Governmental Entity or third party (and with respect to oral submissions or communications, provide detailed summaries) related to the Mandatory Competition Clearance within 24 hours of submission or receipt (provided that the Seller and the Group Companies may (and to the extent required by Law, shall) redact business secrets and other confidential material and such information shall be provided on an outside-counsel-to-outside-counsel, confidential basis).  The Seller shall not (and shall procure that no Group Company shall) without the prior written consent of the Buyer, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, license, disposition of assets or businesses, conduct prohibition or limitation, or other action or non-action.

5.5                               To assist the Buyer in complying with its obligations in this Clause 5, the Seller shall procure that the Group Companies shall enter into one or more agreements requested to be entered into by the Buyer by any of them prior to Completion with respect to any agreement or arrangement to divest, license or hold separate any businesses, activities or assets of the Group, or take any other action that would limit the Buyer’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, activities or assets of the Group; provided, however, that no such agreement shall become effective unless and until the Completion occurs.

5.6                               The Seller and the Buyer shall each notify the other promptly upon, and in any event within two Business Days of, becoming aware that the Condition has been fulfilled (the date of delivery of such notice being the “Satisfaction Date”).

5.7                               In the event that Completion has not been fulfilled on or before the Long Stop Date, the Seller shall be entitled at its option, to immediately terminate this Agreement. Following any termination of this Agreement pursuant to this Clause 5.7, each Party’s further rights and obligations under this Agreement shall immediately cease, except: (i) the Surviving Provisions will continue in full force and effect; and (ii) termination shall not affect the right of each Party of claiming damages arising from the failure by the other Parties to satisfy any applicable obligations undertaken under this Clause 5.

5.8                               The Buyer shall not be liable for any damages arising out of a breach of this Clause 5 in the event that, but only to the extent, such damages would not have been recoverable had this Clause 5 been governed by, and construed in accordance with, the laws of England and Wales and subject to the jurisdiction of the courts of England, provided that, for the avoidance of doubt, this Clause 5.8 shall not be construed to reduce the amount of any damages recoverable under this Clause 5 below the amount of damages the Buyer would have recovered had the provisions of Clauses 27.2 and 28.2 not applied.

6.                                      Completion

6.1                               Subject to the Parties’ compliance with the provisions of this Clause 6.1, Completion shall take place at the office of the Buyer’s Solicitors on the first Friday which is a Business Day and which is a minimum of 10 Business Days after the Satisfaction Date (the “Completion Date”), or at such other time, date and/or venue as the Seller and Buyer may otherwise agree, but subject to the Condition being satisfied or waived, no later than the fifth Business Day after (and excluding) the Long Stop Date.

6.2                               At Completion, the Seller shall (and/or as applicable cause the applicable member of the Seller’s Group to) deliver to the Buyer (or make available to the Buyer’s reasonable satisfaction):

6.2.1                     duly executed transfer forms in respect of the Sale Shares accompanied by the relevant share certificates for the Sale Shares;

6.2.2                     share certificates in respect of all of the issued shares in the capital of each of the Group Companies (other than the Company) to the extent that such shares are certificated and are not at the premises of a Group Company at Completion (or an indemnity with respect to such lost certificate (in a form reasonably satisfactory to the Buyer) in the event that any such share certificate has been lost, stolen or damaged) provided that any share certificates of any Group Companies which are pledged in connection with the Existing Facilities shall be delivered to the Buyer as soon as practicable following the repayment of the Existing Facilities;

6.2.3                     statutory declarations and/or letter from a director/secretary of the Company duly sworn and/or signed (as applicable) and working sheet setting out the computation of the net asset value per share respectively in the form from time to time prescribed by the Inland Revenue Authority of Singapore (incorporating all necessary exhibits and attachments thereto);

6.2.4                     the original register of members and common seal of the Company;

6.2.5                     evidence of the termination of any arrangement between any Group Company and any member of the Seller’s Group in respect of any management, advisory or monitoring fees (if any);

6.2.6                     evidence that it is authorised to execute this Agreement and any other Transaction Document to which it is party in relation to the Transactions;

6.2.7                     a copy of the resolutions of the board of directors of the Company approving the transfer of the Sale Shares, and to register, in the register of members of the Company, the Buyer or its nominee as the holder of the Sale Shares subject only to the share transfer form(s) being duly stamped;

6.2.8                     letters of resignation from each of the Resigning Managers (if any) appointed by the Seller, resigning from their respective positions as managers of each Group Company with effect from Completion;

6.2.9                     duly executed counterpart(s) of the following executed by the Seller or member of the Seller’s Group (as applicable):

(a)                                 the Escrow Agreement; and

(b)                                 the FCI Domain Name and Trademark Transfer Agreement.

6.2.10              Payoff Letters in respect of the Existing Facilities;

6.2.11              copies of share transfer forms showing the 6 shares of FCI Besancon not held by a Group Company have been transferred to FCI Hertogenbosch B.V. and an up to date copy of the registers of FCI Besancon showing that FCI Hertogenbosch B.V. holds all shares issued by FCI Besancon; and

6.2.12              reliance letters in favour of the Buyer from the authors of the Vendor Reports identified in clauses (i) through (v) of the definition of “Vendor Reports”.

6.3                               At Completion, the Buyer shall:

6.3.1                     pay an amount in cash equal to:

(a)                                 the Estimated Purchase Price (and the Seller and the Buyer agree that $6,000,000 of such payment shall be applied to discharge the Buyer’s obligation to pay the consideration due under the FCI Domain Name and Trademark Transfer Agreement on Completion); less

(b)                                 the Existing Facilities Pay Off Amount; less

(c)                                  the Escrow Amount, less

(d)                                 the Seller’s Debt (and the deduction of such sum from the Estimated Purchase Price shall be a good and valid discharge of the Seller to pay the Seller’s Debt),

to the Seller in immediately available funds by wire transfer to the Seller Account;

6.3.2                     pay an amount in cash equal to the Escrow Amount by transfer of funds for same day value to the Escrow Account;

6.3.3                     pay, or make available to the Company or the Seller, as applicable, the Existing Facilities Pay Off Amount in immediately available funds by wire transfer to such bank accounts as shall have been designated to the Buyer in the Payoff Letter;

6.3.4                     procure that the relevant Group Companies pay the amount of the Seller’s Receivable to the Seller on behalf of the relevant members of the Seller’s Group (to the extent not repaid or deemed repaid by the payment of the Existing Facilities Pay Off Amount in accordance with Clause 6.3.3) by wire transfer in immediately available funds to such bank accounts as shall have been designated to the Buyer in accordance with the provisions of Clause 4.2.3;

6.3.5                     procure the payment by the relevant Group Company of the Seller Transaction Costs to the extent the relevant invoices have been provided by or on behalf of the Seller and that such costs are payable thereunder;

6.3.6                     deliver or procure the delivery to the Seller, as evidence of the authority of each person executing this Agreement and any other Transaction Document on the Buyer’s behalf: (i) a copy of the minutes of a duly held meeting of the directors of the Buyer authorising the execution of the Agreement or such Transaction Document, as the case may be, by such person; or (ii) a copy of a power of attorney conferring such authority;

6.3.7                     deliver to the Seller a copy of shareholder’s resolutions of each of the relevant Group Companies, discharging each of the Resigning Managers in full from any and all liabilities arising in connection with the performance of their duties as managers of the Group Companies prior to Completion; and

6.3.8                     deliver a duly executed counterpart of the following to the Seller duly executed by the Buyer or a member of the Buyer’s Group (as applicable):

(a)                                 the Escrow Agreement; and

(b)                                 FCI Domain Name and Trademark Transfer Agreement.

6.4                               Without prejudice to Clause 5.7, if the obligations of the Buyer or the Seller under this Clause 6 are not complied with, the Seller, in case of non-compliance by the Buyer, or the Buyer, in case of non-compliance by the Seller, shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the Buyer or the Seller, as the case may be:

6.4.1                     to defer Completion for a period of up to 10 Business Days (so that the provisions of this Clause 6 shall apply to Completion as so deferred);

6.4.2                     to require the Parties to proceed to Completion as far as practicable, having regard to the defaults which have occurred; or

6.4.3                     subject to Completion having first been deferred for a period of at least 10 Business Days under Clause 6.4.1, to terminate this Agreement by notice in writing to the other Parties (subject to the terminating party having complied with its obligations during such 10 Business Days’ period).

6.5                               If this Agreement is terminated in accordance with Clause 6.4.3 and without prejudice to the Seller’s rights under this Agreement (including the right to claim damages), all obligations of the Parties shall end (except for the provisions of Clause 1, this Clause 6.5 and the Surviving Provisions but for the avoidance of doubt all rights and liabilities of the Parties which have accrued before termination shall continue to exist. Save for the termination provisions set out in Clauses 5.7 and 6.4.3, there are no other circumstances in which a Party shall be entitled to terminate this Agreement.

7.                                      Seller Warranties and Limitations

7.1                               In relation to itself, the Seller warrants to the Buyer that as at the Offer Letter Date:

7.1.1                     it is the sole legal and beneficial owner of the Sale Shares, which are fully paid up and validly issued;

7.1.2                     save for any Encumbrance that will be discharged upon Completion (including Encumbrances in connection with the Existing Facilities), there is no Encumbrance over or in relation to the Sale Shares;

7.1.3                     as of the Completion Date, the Seller will not be a party to any option, warrant, purchase right or other contract or commitment that requires the Seller to sell, transfer or otherwise dispose of any capital stock of the Company, except as resulting from this Agreement;

7.1.4                     it is duly organised and validly incorporated under the Laws of its jurisdiction;

7.1.5                     it has the requisite power and authority to enter into, and to perform its obligations under, this Agreement and the other Transaction Documents to which it is a party, and is not insolvent nor subject to any bankruptcy or insolvency proceedings under any applicable Law;

7.1.6                     subject to satisfaction of the Condition, it has obtained or satisfied all corporate and regulatory approvals necessary to execute and perform its obligations under this Agreement and the Transaction Documents; and

7.1.7                     this Agreement and the Transaction Documents to which the Seller is a party, once executed, will constitute legal, valid and binding obligations of the Seller in accordance with its and their respective terms and the execution of the Agreement and the performance of the Seller’s obligations thereunder do not conflict with, or constitute a breach of any Law, agreement or any other obligation to which the Seller is subject.

7.2                               In relation to the Group, the Seller warrants to the Buyer that as at the Offer Letter Date:

7.2.1                     Title. The Company or another Group Company has full and valid title to all of the shares of each of the entities identified on Schedule 4.

7.2.2                     Organization and Corporate Power. Each Group Company is duly organised and validly incorporated under the laws of its jurisdiction and is not subject to any bankruptcy or insolvency proceedings under any applicable Law.

7.2.3                     Subsidiaries. None of the Group Companies owns, directly or indirectly, any equity interest or voting rights in any company, partnership, joint venture or other entity other than its subsidiaries and except for investments in liquid assets held for cash management purposes.

7.2.4                     Brokerage. None of the Group Companies have any liability or obligation to pay any fees, costs, charges or commissions to any broker, finder, agent or advisors with respect to any of the transactions contemplated by this Agreement.

7.2.5                     Share Capital. As of the Completion Date:

(a)                                 the Sale Shares and the shares of each other Group Company as identified on Schedule 4 will represent all of the issued share capital of the Group Companies;

(b)                                 the Group Companies will not have issued any other shares or securities granting access to their share capital and there are no outstanding options, promises, subscription, exchange, redemption or conversion rights, warrants, or other agreements providing for the issuance by the Group Companies of shares or other securities granting access to their share capital;

(c)                                  none of the securities issued by the Group Companies are listed on any stock exchange or registered on any unlisted market;

(d)                                 save for any Encumbrance that will be discharged upon Completion (including Encumbrances in connection with the Existing Facilities), there is no Encumbrance over or in relation to the Subsidiaries Shares.

7.2.6                     Financial Statements.

(a)                                 The Audited Consolidated Accounts have been prepared in accordance with IFRS, applied on a consistent basis, and present a true and fair view of the assets, liabilities, financial position and profit or loss of the Group subject to and in compliance with IFRS, as of the date thereof and for the period covered thereby, and are not affected by any unusual or non-recurring items not covered therein.

(b)                                 The April Accounts, having regard for the purpose for which they were prepared (it being acknowledged that the April Accounts (i) have not been audited; and (ii) are derived from underlying books and records in respect of which cut-off and closing procedures (including the revaluation of goodwill, pension liabilities, tax provisions and inventory valuation) have not been performed to the same standard as for year-end accounts):

(1)                                 have been prepared in accordance with IFRS and in good faith on a basis consistent with that employed in preparing the management accounts of the Group for the twelve months ending on the Reference Date; and

(2)                                 are not misleading in any material respect and do not materially overstate the assets and profits or materially understate the liabilities and losses of the Group Companies for the periods to which they relate.

7.2.7                     Personal and Real Property.

(a)                                 Each Group Company validly owns or leases all:

(1)                                 assets, whether personal or real, tangible or intangible, which are material to the operation of the Business, subject only to disposals in the ordinary course of business since the Reference Date;

(2)                                 real property the net book value of which exceeds US$500,000 as reflected in the Audited Consolidated Accounts are owned free and clear of any Encumbrance, other than as collateral security for liabilities set forth in the Audited Consolidated Accounts (including in connection with the Existing Facilities) or for liabilities incurred in the ordinary course of business, or for easements, servitude or similar encumbrances that do not significantly restrict the current use of such real property;

(3)                                 items of machinery and equipment of the Group Companies of which the net book value exceeds US$500,000 as reflected in the Audited Consolidated Accounts are not subject to any Encumbrance, other than as collateral security for liabilities set forth in the Audited Consolidated Accounts (including in connection with the Existing Facilities) or for liabilities incurred in the ordinary course of business or for Encumbrances that do not significantly restrict the current use of such assets.

(b)                                 Schedule 7.2.7(b) of the Disclosure Letter identifies each lease agreement in respect of real property providing for a yearly rental payment in excess of US$500,000 per property, to which a Group Company is a party (whether as a landlord or tenant).

(c)                                  Schedule 7.2.7(c) of the Disclosure Letter sets forth each lease agreement in respect of items of machinery and equipment, providing for a yearly rental payment in excess of US$500,000, to which a Group Company (whether as a lessor or a lessee) is a party.

(d)                                 None of the Group Companies has received any written notice from any party to any of the lease agreements referred to in Clause 7.2.7(b) and Clause 7.2.7(c) of such party’s intent to terminate any such agreement prior to the end of such agreement’s term.

7.2.8                     Environment.

Except as disclosed in the environmental report prepared by HRP Associates dated 17 March 2015:

(a)                                 During the past three years, none of the Group Companies has received written notice from any Governmental Entity of any material violation by any of them of any Environmental Laws (which violation remains outstanding) and each Group Company has complied and currently complies with Environmental Laws in all material respects.

(b)                                 None of the Group Companies is involved in any judicial or administrative proceeding, alleging their material violation of any Environmental Laws.

(c)                                  None of the real property is the subject of any environmental inspections conducted by any Governmental Entity.

(d)                                 None of the Group Companies is liable for any warranty or indemnity, or has retained any liability, relating to the environmental condition of properties in all material respects other than those where the Group Companies currently operate the Business.

7.2.9                     Intellectual Property.

(a)                                 Schedule 7.2.9 of the Disclosure Letter contains a list of substantially all of the, and all material, patents, domain names and trademarks owned by each Group Company, which are used in the Business as currently conducted.

(b)                                 There is no infringement by the Group Companies of the Intellectual Property Rights of any person that is likely to result, in each case, in a Loss for such Group Company greater than US$500,000 and where such infringement is alleged in a written communication to any Group Company.

(c)                                  There is no pending litigation for a stated amount greater than US$500,000 against any Group Company challenging its ownership of Intellectual Property Rights.

(d)                                 Schedule 7.2.9(d) of the Disclosure Letter contains a list of the license agreements relating to the use of any Intellectual Property Rights to which any of the Group Companies is a party as licensee or licensor (except for ordinary software use licenses), having generated in the last financial year revenues or expenditures in excess of US$1,000,000.

(e)                                  Each Group Company either owns free and clear of any Encumbrance or has valid license rights to use all Intellectual Property Rights applicable to the conduct of the Business as currently conducted by the Group Companies.

7.2.10              Governmental Authorizations.

(a)                                 All material Governmental Authorizations required for the Material Companies to conduct their activities as now being conducted have been obtained in compliance with applicable Laws, are in full force and effect and are complied with by the Material Companies in all material respects.

(b)                                 To the knowledge of the Seller, there currently exist no circumstances that is reasonably likely to result in a withdrawal of any Governmental Authorizations referred to in paragraph (a) above prior to the expiration date thereof.

7.2.11              Compliance with Law.

(a)                                 Each Group Company has during the last three years conducted its business in material compliance with all applicable Laws and no adverse reports have been delivered by any Governmental Entity, or so far as the Seller is aware, issued, within the last three years, specifically in respect of the Group Companies’ operations and affairs.

(b)                                 The Group has procedures in place to prevent any person who acts on its behalf or is employed by a Group Company from engaging in any agreement, arrangement, activity, practice or conduct which would constitute an infringement of any antitrust Laws.

(c)                                  So far as the Seller is aware, no member of the Seller’s Group acting in respect of the Business, any Group Company or any of their respective Representatives for whom it is vicariously liable and whom was acting in respect of the Business is or has at any time engaged in any conduct, activity or practice which would constitute an offence under the Bribery Act 2010 or any similar Laws in any other jurisdiction in which the Group carries on its business.

(d)                                 The Group has procedures in place to prevent any persons who perform services for or on behalf of the Group from bribing another person (within the meaning given in section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for any Group Company.

7.2.12              Product Liability. There is no pending or, as far as the Seller is aware, overtly threatened claim or related claims against any Group Company that may result in a Loss for such company greater than US$1,000,000 not covered by an insurance policy relating to the products sold, distributed, manufactured or delivered by or on behalf of any of the Group Companies.

7.2.13              Employment.

(a)                                 None of the Group Companies has received from any Key Employee any written notice of his or her decision to terminate his or her employment agreement.

(b)                                 No Key Employee is entitled upon termination of his or her employment agreement with any Group Company to the payment of an amount exceeding that required by Law or by the applicable collective bargaining agreement.

(c)                                  Schedule 7.2.13(c) of the Disclosure Letter contains the list of all pending labour litigation involving any Group Company and any of its present or former employees that would reasonably be expected to result, in each case, in a Loss for the Group Companies greater than US$100,000.

(d)                                 The Data Room contains all agreements of the following types applicable to each Material Company (the “Collective Agreements”):

(1)                                 collective bargaining (conventions collectives)

agreements;

(2)                                 retirement, pensions, profit sharing, growth sharing, company savings plans, retirement bonus, stock purchase or stock option plans, or any other similar agreement for the benefit of their respective employees or managers;

(3)                                 any document describing the remuneration policy, including premiums, bonuses, commissions, and advantages in kind, awarded to all of the staff or certain categories thereof; and

(4)                                 any unilateral undertaking or other regional, local, company or business branch practices (usages), that provide for advantages exceeding those resulting from applicable Laws or collective bargaining agreements.

(e)                                  All Collective Agreements comply in all material respects with all applicable Laws and are valid and in full force and effect.

(f)                                   The Material Companies comply and have complied in all material respects with their obligations under these Collective Agreements and under labour Laws.

(g)                                  Except as described in the Collective Agreements, none of the Group Companies has contracted any pension benefit obligations for any of their employees or managers.

7.2.14              Insurance.

(a)                                 Schedule 7.2.14 (List of material insurance policies) of the Disclosure Letter sets forth a list of the material insurance policies maintained by the Group Companies and currently in force. All premiums due prior to the date hereof with respect to such insurance policies have been paid.

(b)                                 The Group Companies have not breached any material provisions of such insurance policies and have declared any incident which might give rise to a material indemnification under any such insurance policies.

(c)                                  There are no outstanding claims under any such insurance policies for an amount which is greater than US$500,000.

7.2.15              Litigation.

(a)                                 Schedule 7.2.15 of the Disclosure Letter identifies all litigation or arbitration matters (other than matters relating to labour, Taxes or the environment) pending before, or to the knowledge of the Seller, threatened to be brought against, any Group Company (other than debt recovery proceedings in the ordinary course of business) that:

(1)                                             would reasonably be expected to result, in each case, in a Loss for the Group Companies greater than US$250,000;

(2)                                             have been brought by a Governmental Entity; or

(3)                                             relate to an allegation of breach of law or for enforcement of equitable remedies.

(b)                                 None of the Group Companies is subject to, or to the knowledge of the Seller, overtly threatened by, any judicial or arbitration proceedings which could prevent the consummation of the Sale.

7.2.16              Tax Matters.

(a)                                 All Group Companies have filed with each relevant Tax Authority, within the prescribed period, all material Tax Returns, claims, notices, reports, computations required to be filed by applicable Laws and all such returns, claims, notices, reports, computations are accurate and complete in all material respects.

(b)                                 All Taxes required to be paid by any Group Company have either been paid or, as to Taxes due for any periods up to the Reference Date, are reflected as a liability or reserved against in the Audited Consolidated Accounts, in accordance with IFRS.

(c)                                  Each Group Company has kept and maintained complete and accurate records, invoices and other information in relation to Tax as it is required to keep and maintain.

(d)                                 There are no pending audits, claims or other proceedings relating to the assessment or collection of Taxes for which any Group Company may be liable which has been notified in writing to such Group Company by any Tax Authority, and so far as the Seller is aware, no Group Company is involved in any dispute with any Tax Authority and, so far as the Seller is aware, no Tax Authority has threatened such a dispute.

(e)                                  No Group Company is liable to make to any person (including any Tax Authority) any payment in respect of any liability to Tax which is primarily or directly chargeable against, or attributable to, any other person, excluding any Group Company.

(f)                                   Each Group Company has, since its date of incorporation, been resident in its jurisdiction of incorporation for Tax purposes and has not, at any time since the date of its incorporation, been treated as resident in any other jurisdiction for any Tax purposes. No Group Company has, or has had, a permanent establishment outside its jurisdiction of incorporation.

7.2.17              Interim Period. From the Reference Date through (i) in the case of Clause (a) below, the Put Offer Date and (ii) in the case of Clause (b) or Clause (c) below, the date of this Agreement:

(a)                                 there has been no material adverse change in the financial condition of the Group, taken as a whole;

(b)                                 the Group has conducted its activities in all material respects in the ordinary course of business; and

(c)                                  the Seller and Group Companies would have complied with the covenants set out in Clause 11.1.1 through Clause 11.1.16 as if such covenants were in effect from the Reference Date until the date of this Agreement.

7.2.18              Material Agreements.

(a)                                 True and complete copies of all of the Material Agreements are included in the Disclosed Information.

(b)                                 Each of the Material Agreements is in full force and effect and binding on the parties to it.  No written notice of termination of any Material Agreement has been received or served by a Group Company and, so far as the Seller is aware, there are no grounds for determination, rescission, avoidance, repudiation or a material change in the terms of any such Material Agreement and no counterparty to any Material Contract has provided written notice to any Group Company indicating an intent to terminate such Material Agreement or to materially reduce the amount of business it conducts with such Group Company upon or as a result of the consummation of the Transaction.

(c)                                  No Group Company is in material default under any Material Agreement to which it is a party and, so far as the Seller is aware, no other party to such an agreement or arrangement is in material default thereunder.  So far as the Seller is aware, there are no circumstances likely to give rise to any such default.

(d)                                 Each confidentiality agreement entered into by any member of the Seller’s Group with respect to the Transaction is either (i) directly enforceable by a Group Company in accordance with its terms or (ii) contains an assignment provision permitting the applicable member of the Seller’s Group to assign its rights thereunder to a Group Company.

7.2.19              Finance and Guarantees.

(a)                                 Full particulars of the indebtedness of each Group Company is set out in the Disclosed Information.

(b)                                 No indebtedness of any Group Company is due and payable and no security over any of the assets of any Group Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise.

7.2.20              Effect of Sale. Neither entering into nor compliance with the terms of this Agreement will:

(a)                                 result in a breach order, judgment, injunction, undertaking, decree or other like imposition of a Government Entity, in each case in existence as of the Offer Letter Date and by which any Group Company is bound;

(b)                                 result in any default under any licence, authorisation or consent required by any of the Material Companies to conduct its business as currently conducted; or

(c)                                  result in any present or future indebtedness of any of the Group Companies becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date or in any financial facility of any of the Group Companies being withdrawn.

No Key Employee has informed the Seller that it intends to leave his employment with any of the Group Companies as a result of the Transaction.

7.2.21              Transaction with Seller. As of the Completion Date, other than the Seller’s Receivable and the Seller Transaction Costs, there is no outstanding indebtedness or other liability (actual or contingent) owed by a Group Company, and no outstanding contract, commitment or arrangement under which any Group Company owes an obligation to, in each case, the Seller or any of its Representatives.

7.3                               The Buyer acknowledges and confirms that except to the extent expressly agreed otherwise in a reliance letter executed by both the Buyer and the author of any Vendor Report, any estimates, projections, predictions, data, financial information, memoranda, presentations, due diligence reports or any other materials (including but not limited to information and documents contained in the Data Room) or information provided or addressed to the Buyer, any member of the Buyer’s Group or any of their respective Representatives are not and shall not be deemed to be or include any representations or warranties.

7.4                               The aggregate liability of the Seller under or in respect of all claims for breach of any representation or warranty (other than a claim for breach of any Title and Authority Warranty) hereunder shall not exceed an amount equal to US$31,875,000 (the “Cap”).  In addition, under no circumstances shall the aggregate liability of the Seller under or in respect of any Seller Claim or Seller Claims or otherwise (including any Seller Claims for breach of covenant) exceed an amount equal to 100% of the Purchase Price actually received by the Seller.

7.5                               The liability of the Seller shall terminate twelve months after the Completion Date for the liability of the Seller pursuant to any Warranty Claim (other than a claim for breach of any Title and Authority Warranty, with respect to which the liability of the Seller shall terminate six years after the Completion Date), in each case unless prior to that date the Buyer has notified the Seller of a claim in writing (the “Claim Notice”) thereunder (specifying in such detail as is reasonably available to the Buyer at the time, the legal and factual basis of the Warranty Claim, the evidence on which the Buyer relies and, if reasonably practicable, the amount likely to be claimed) and legal proceedings in respect of such claim are commenced within six months after (and excluding) the date on which such notice is served.

7.6                               The Seller shall not be liable in respect of, and there shall be disregarded for all purposes, any individual Warranty Claim (or series of Warranty Claims arising from substantially the same set of facts or circumstances) unless the Buyer or the Group Companies have suffered Loss by reason of all breaches (or alleged breaches) in connection with that individual Warranty Claim (or series of such Warranty Claims arising from substantially the same set of facts or circumstances) is in excess of US$300,000 (the “Individual Claim Threshold”) in the aggregate (the “Qualifying Warranty Claim”) with the Seller being liable to the Buyer in respect of the full amount of Losses once this Individual Claim Threshold is exceeded.

7.7                               The Seller shall not be liable in respect of any Losses with respect to a Warranty Claim unless the aggregate amount of all Qualifying Warranty Claims for which the Buyer would, but for this Clause, be entitled to recover exceeds US$12,750,000 (the “Tipping Threshold”), in which event the Buyer shall be entitled to recover the entire amount and not just the excess over the Tipping Threshold.

7.8                               If any member of the Buyer’s Group or any Group Company is insured against any loss, damage or liability which is the basis of a Seller Claim under the terms of any insurance policy, the Buyer shall use its reasonable best endeavours to seek recovery under such policy.

7.9                               In connection with any Claim Notice, the Buyer shall, and shall cause the Group Companies, to:

7.9.1                     allow the Seller and its advisors to investigate the actions, facts or events alleged to give rise to a Seller Claim or a Third Party Claim; and

7.9.2                     give to the Seller and its advisors (at the Seller’s expense), reasonable access (including the right to take copies) during normal business hours, to all such records of the Group as the Seller and its advisors may reasonably request with respect to any such Seller Claim, it being specified that the Seller hereby agrees to keep all such information confidential and to use it only for the purpose of investigating and defending the Seller Claim in question.

7.10                        The Seller shall not be liable for any Loss to the extent such Loss occurs or is increased as a result of:

7.10.1              any action of any member of the Seller’s Group or any of the Group Companies made pursuant to this Agreement or made with the prior written approval in writing of the Buyer; or

7.10.2              the entry into force of, or any change in, after the Completion Date, any Law, or any practice of any Governmental Authority (including any increase in the Tax rates or any new Tax), even if such entry into force or change has a retroactive effect.

7.11                        If the Seller has paid an amount in discharge of any Seller Claim, and the Buyer or any Group Company subsequently recovers from a third party a sum that indemnifies or compensates the Buyer or Group Company (in whole or in part) for the losses that are the subject matter of such Seller Claim, the Buyer shall, or shall procure that the relevant Group Company shall, pay to the Seller as soon as practicable after receipt of such sum an amount equal to:

7.11.1              the sum recovered from the third party less any costs, Tax, and expenses incurred in obtaining such recovery and, in the event of recovery under an insurance policy of the Group, less any increase in the premium on renewal of such policy related to such recovery; or

7.11.2              if less, the amount previously paid by the Seller to the Buyer.

7.12                        The provisions of this Clause 7.12 shall apply in the event that any claim is made or threatened by any third party against the Buyer or any Group Company which may reasonably be expected to give rise to a Seller Claim (a “Third Party Claim”). In the event of a Third Party Claim, the Buyer shall or shall procure that a Group Company shall:

7.12.1              as soon as reasonably practicable after the date upon which the Buyer (or a Group Company) receives notice or becomes aware of a Third Party Claim, give written notice of the Third Party Claim to the Seller, specifying in reasonable detail the nature of the Third Party Claim (provided, however, that any lack of compliance with this Clause 7.12.1 shall not result in the Buyer or any Group Company being deprived from its right to recovery from the Seller hereunder but shall solely result in a reduction of such recovery if and to the extent such lack of compliance has actually prejudiced the Seller’s interests);

7.12.2              keep the Seller reasonably informed of the progress of, and all material developments in relation to, the Third Party Claim and provide the Seller with copies of all material information and correspondence relating to such claim;

7.12.3              to the extent reasonably practicable, consult with the Seller prior to taking any material action in relation to the Third Party Claim and reasonably take into account any comments and requests of the Seller in connection with the defense of such Third Party Claim;

7.12.4              give the Seller and its professional advisers reasonable access at reasonable times (and on reasonable prior notice) to its premises and personnel, and to any relevant assets, accounts, documents or records within its control, for the purposes of enabling the Seller and its advisers to assess the Third Party Claim, and enabling the Seller to exercise its or their rights under this Clause 7.12;

7.12.5              not agree any compromise or settlement, or make any admission of liability or payment in relation to a Third Party Claim without the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed);

7.12.6              if required by the Seller in writing within 20 Business Days of the Claim Notice, delegate the conduct of any legal proceedings in respect of the Third Party Claim to the Seller, provided that:

(a)                                 the Seller shall not settle or compromise any Third Party Claim unless the Buyer shall have consented to the terms of such settlement, which consent shall not unreasonably be withheld, delayed or conditioned;

(b)                                 the Seller shall not be entitled to assume control of Third Party Claim if:

(1)                                 the Third Party Claim relates to or arises in connection with any criminal or quasi criminal action;

(2)                                 in the reasonable opinion of the Buyer, the proposed conduct of the Third Party Claim by the Seller would be prejudicial to the business of the Purchaser or any of its Affiliates;

(3)                                 a conflict of interest exists between the Seller and the Buyer; or

(4)                                 the amount of Losses reasonably expected to be incurred in such Third Party Claim exceeds:

(a)                                 in the event of a claim under this Agreement (other than with respect to a claim for breach of a Seller Warranty (other than a claim for breach of the Title and Authority Warranties)), the value of the net assets of the Seller, including the amount standing to credit of the Escrow Account; or

(b)                                 in the event of a claim for breach of a Seller Warranty (other than a claim for breach of the Title and Authority Warranties), the amount standing to credit of the Escrow Account; and

(c)                                  if the Seller fails to defend such Third Party Claim in a commercially reasonable manner, the Buyer shall have the right to take over conduct of such legal proceedings in such manner as it deems appropriate; and

(d)                                 in the event that Buyer assumes control of any Third Party Claim as a result of the operation of the foregoing Clause 7.12.6(b) or Clause 7.12.6(c) then for the avoidance of doubt Clauses 7.12.2 through 7.12.5 shall apply.

For this purpose, the Buyer shall retain such firm of solicitors as is selected by the Seller to proceed on behalf of the Buyer or Group Company (as the case may be) in relation to the proceedings in accordance with the instructions of the Seller, and the Buyer shall give such information and assistance as the Seller or the appointed solicitors may require in connection with the conduct of the proceedings.

7.13                        Nothing in the Transaction Documents shall or shall be deemed to relieve or abrogate the Buyer or any member of the Buyer’s Group of any duty to mitigate any loss or damage.

7.14                        The Seller shall not be liable in respect of any Seller Claim to the extent that the subject of such claim has been made or is made good or is otherwise compensated for without cost to the Buyer or the Group (to the Buyer’s satisfaction, acting reasonably).

7.15                        The Buyer shall not be entitled to recover from the Seller under this Agreement more than once in respect of the same Seller Claim notwithstanding that a Loss may result from a breach or inaccuracy of more than one warranty, indemnity or covenant of the Seller hereunder or from a reduction (or increase) in the amount of any item included in the calculation of the Completion Amount.

7.16                        The Seller shall not be liable for any punitive damages hereunder unless awarded in connection with a Third Party Claim.

7.17                        In the event of a breach or alleged breach of this Agreement, no Party shall be entitled to rescind this Agreement or treat this Agreement as terminated but shall only be entitled to claim damages in accordance with this Agreement in respect of such matter.  Accordingly, the Buyer and the Seller hereby waives any and all rights of rescission it may have in respect of any such matter (howsoever arising or deemed to arise) provided that under no circumstance shall Completion be deemed to have occurred unless the Buyer has paid the Purchase Price and made other payments required to be made by it at Completion pursuant to Clause 3.4 and the Seller has transferred the Sale Shares to the Buyer.)

7.18                        The amount of any Loss for which the Seller may be liable under this Agreement shall (i) be net of the time value of any actual Tax benefits realized or realizable by the Buyer or its Affiliates (including, after Completion, the Group Companies) with respect to such Loss and (ii) not include any amount which would not have arisen but for: (1) any arrangement voluntarily entered into by any member of the Buyer’s Group with a Governmental Entity or Tax Authority; (2) any voluntary change in a Group Companies’ accounting procedures, principles or reference date (other than as required by Law or IFRS); (3) any election, surrender or disclaimer voluntarily made by any member of the Buyer’s Group; (4) any withdrawal or amendment voluntarily made by any member of the Buyer’s Group in respect of any pre-Completion Tax return, election, claim or surrender; in each case after Completion otherwise than in the ordinary course of business, the effect of which is to increase any pre-Completion liability to Tax of any Group Company, but for the purposes of this Clause 7.18, an act, transaction or omission will not be regarded as voluntary (A) if undertaken pursuant to a legally binding obligation entered into by a Group Company on or before Completion or (B) if imposed on the relevant person by or required in order to comply with any legislation whether coming into force on or before Completion, or (C) if carried out at the written request of or with the written consent of the Seller.

7.19                        The Seller shall not be liable in respect of any claim (including, for the avoidance of doubt, any Seller Claim) to the extent that (a) such claim is based on any matter, fact or circumstance fairly disclosed in the Disclosed Information or (b) any member of the Buyer’s Deal Team had actual knowledge of such breach as of the date of this Agreement from (or that the facts, matter, event or circumstance giving rise to such breach were referred to in) its due diligence investigation. It is specified that disclosures made in the Disclosure Letter against a specific warranty shall be deemed to be made generally in respect of the Agreement and to qualify all warranties of the Seller contained therein.

7.20                        The Seller shall not be liable for any Seller Claim which arises by reason of a liability which, at the time when written notice of the Seller Claim is given to the Seller in accordance with Clause 7.5, is contingent only or is otherwise not capable of being quantified and the Seller shall not be liable to make any payment in respect of such Seller Claim unless and until the liability becomes an actual liability or (as the case may be) becomes capable of being quantified.

7.21                        The Seller, for itself and on behalf of other members of the Seller’s Group from and after Completion shall:

7.21.1              waive any rights, remedies and claims (whether known or unknown) they may have against any member of the Buyer’s Group or any of its Representatives (other than the Buyer and the Guarantor) and, following Completion, any present or former employee, director, agent, officer or adviser to or of a Group Company arising out of this Agreement or the Transaction;

7.21.2              waive any rights, remedies and claims (whether known or unknown) they may have against any Group Company arising out of actions taken prior to Completion; and

7.21.3              waive any rights, remedies and claims actually known by the Seller (as determined in accordance with Clause 1.2.17) against any present or former employees, directors, agents, officers or advisers of any Group Company arising from their performance of their duties as an employee, director, agent, officer or adviser to a Group Company prior to Completion, in each case other than in the case of fraud.

8.                                      Buyer and Guarantor Warranties

8.1                               The Buyer and the Guarantor each warrant to the Seller that the statements contained in this Clause 8.1 are correct and complete as of the Offer Letter Date and shall be correct and complete as of the Completion Date.

8.1.1                     The Buyer is a corporation validly existing under the Laws of Hong Kong and has the requisite power and authority to enter into, and to perform its obligations under, this Agreement and the Transaction Documents.

8.1.2                     The Guarantor is a corporation validly existing under the Laws of the State of Delaware and has the requisite power and authority to enter into, and to perform its obligations under, this Agreement and the Transaction Documents.

8.1.3                     Subject to the satisfaction of the Condition, the Buyer and the Guarantor has obtained or satisfied all corporate, regulatory and other approvals (including all approvals required from any Governmental Entity) and any other conditions necessary to execute and perform its obligations under this Agreement and the Transaction Documents.

8.1.4                     This Agreement and the Transaction Documents, once executed, will constitute legal, valid, binding and enforceable obligations of the Buyer and the Guarantor in accordance with their respective terms and the execution, delivery and performance by the Buyer of this Agreement and the Transaction

Documents will not:

(a)                                 conflict with or result in a breach of any provision in its memorandum, articles of association or other similar constitutional document;

(b)                                 conflict with, result in a breach of or constitute a default under any agreement or instrument to which the Buyer and the Guarantor is a party;

(c)                                  result in a breach of any Law or order, judgement or decree of any court, Governmental Entity or regulatory body to which the Buyer and/or the Guarantor is a party or by which it is/they are bound; and

(d)                                 save as set out in this Agreement, require it to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity, regulatory or other authority that has not been unconditionally and irrevocably obtained or made at the Offer Letter Date (save for any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement).

8.1.5                     The Buyer’s Deal Team is not actually aware of any fact or circumstance that may allow the Buyer to bring a Seller Claim with respect to a breach of a Seller Warranty.

8.1.6                     The Buyer is not insolvent or unable to pay its debts within the meaning of any Laws relating to insolvency applicable to the Buyer.

8.1.7                     The Buyer has immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement and the Transaction Documents.

8.1.8                     The Buyer’s obligations hereunder are not subject to any conditions regarding its or any other person’s ability to obtain financing for the consummation of the Transaction and the other transactions contemplated by this Agreement.  The Buyer has, and as of Completion will have, cash on hand sufficient to enable the Buyer to perform each of its obligations hereunder, consummate the Transaction and the other transactions contemplated by this Agreement, and pay all related fees and expenses, including payment of the Purchase Price as contemplated under Clause 6.3.

8.2                               The Buyer undertakes to the Seller and the Seller’s employees, directors, agents, advisors, officer and Affiliates (each a “Relevant Person”) that other than with respect to the terms of this Agreement, any other direct contractual obligation existing between the Buyer and the Relevant Person and in the absence of fraud, the Buyer:

(a)                                 has no rights against (and waives any rights it may have against); and

(b)                                 may not make a claim against (and waives any claim it may have against),

any Relevant Person in connection with the entry into of this Agreement.

9.                                      Escrow Account

9.1                               As soon as practicable following the final settlement of any Warranty Claim which was notified to the Seller prior to the Escrow Release Date and in respect of which there is a Due Amount, the Seller and the Buyer shall jointly instruct the Escrow Agent in writing to pay to the Buyer out of the Escrow Account the Due Amount or, if less, the amount standing to the credit of the Escrow Account.

9.2                               The Seller and the Buyer shall, as soon as reasonably practicable, jointly instruct the Escrow Agent in writing to pay any balance standing to the credit of the Escrow Account to the Seller’s Bank Account:

9.2.1                     on the Escrow Release Date, if all Warranty Claims that have been notified to the Seller prior to that date (if any) have been settled and all Due Amounts in relation thereto have been paid to the Buyer; or

9.2.2                     following settlement of all Warranty Claims that had been notified to the Seller prior to the Escrow Release Date but which had not been settled by that time (if any) and the payment of all Due Amounts in relation thereto to the Buyer.

9.3                               For the purpose of this Clause 9, a Warranty Claim shall be settled if:

9.3.1                     the Buyer and the Seller so agree in writing; or

9.3.2                     the Warranty Claim has been resolved by a court of competent jurisdiction from which there is no right of appeal or from whose judgment the Seller or the Buyer are debarred by passage of time or otherwise from making an appeal.

9.4                               Nothing in this Clause 9 shall prejudice, limit or otherwise affect any right (including the right to make any claim) or remedy the Buyer may have from time to time against the Seller under this Agreement.

9.5                               Any interest that may accrue on the credit balance of the Escrow Account shall be credited to the Escrow Account and any payment of principal out of the Escrow Account under this Clause 9 shall include a payment of the interest earned on such principal sum by the Escrow Account.  The liability to Taxation on any interest on any amount in the Escrow Account shall be borne by the Party ultimately entitled to that amount.

9.6                               Neither the Seller nor the Buyer shall instruct the Escrow Agent to release any amount from the Escrow Account otherwise than in accordance with this Clause 9.

10.                               Guarantee

10.1                        The Guarantor, as primary obligor, hereby unconditionally and irrevocably:

(a)                                 guarantees by way of continuing guarantee to the Seller the due and punctual performance and observance by the Buyer of all its obligations under or pursuant to this Agreement and each other Transaction Document (the “Buyer’s Guaranteed Obligations”);

(b)                                 agrees that if and each time that the Buyer defaults for any reason whatsoever in the performance of any of the Buyer’s Guaranteed Obligations, the Guarantor shall on demand as principal debtor and primary obligor (without requiring the Seller to first take steps against the Buyer or any other person), unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Buyer’s Guaranteed Obligations in respect of which such default has occurred, in the manner prescribed under this Agreement or any other Transaction Document so that the same benefits would be conferred on the Seller as if the Buyer’s Guaranteed Obligations have been duly performed and satisfied by the Buyer; and

(c)                                  agrees that this guarantee is in addition to and without prejudice to and is not in substitution for any rights which the Seller may have or hold for the performance and observance of the Buyer’s Guaranteed Obligations.

10.2                        The Guarantor’s obligations under this Clause shall not be affected by any matter or thing which but for this provision might operate to affect or prejudice those obligations, including without limitation:

(a)                                 any time or indulgence granted to, or composition with, the Buyer or any other person;

(b)                                 any taking, variation, renewal or release of the Buyer’s Guaranteed Obligations or any right, guarantee, remedy or security from or against the Buyer or any other person;

(c)                                  any neglect to perfect or enforce the Agreement, any other Transaction Document or any right, guarantee, remedy or security from or against the Buyer or any other person; or

(d)                                 any unenforceability or invalidity of the Buyer’s Guaranteed Obligations, so that this Clause 10 shall be construed as if there were no such unenforceability or invalidity.

11.                               Pre-Completion Covenants

11.1                        Other than (a) as disclosed in Schedule 7.2.17 or (except with respect to Clauses 11.1.1, 11.1.2 (other than for any issues or allotments to a Group Company), 11.1.4 (other than on a solvent basis), 11.1.5, 11.1.6, 11.1.8, 11.1.9, 11.10 or 11.1.12) in the Vendor Reports, (b) as may be required by applicable Law, (c) as expressly contemplated under this Agreement (including Permitted Leakage), or (d) with the prior written consent of the Buyer (which shall not be unreasonably withheld, conditioned or delayed), the Seller undertakes to the Buyer that, during the period from the date hereof until Completion: (i) it shall procure that the Business shall be conducted in all material respects in the ordinary course and in substantially the same manner as previously conducted; and (ii) (other than in respect of Clause 11.1.13 below) it shall not, and in all cases in this Clause 11.1, it shall procure that no Group Company shall:

11.1.1                                                        transfer any of its shares;

11.1.2                                                        increase or decrease its share capital issue, allot, create, purchase or redeem any shares in its capital, or make any amendment to its by-laws or issue any bonds or securities (including securities giving access to its share capital or to any other Group Company share capital);

11.1.3                                                        declare or pay a dividend or an interim dividend to the Seller’s Group (not including, for the avoidance of doubt, any dividend or payment to any member of the Group);

11.1.4                                                        approve a winding-up, merger, split-up, contribution or sale of its business as a whole or any of its divisions;

11.1.5                                                        dispose of any asset (for the sake of clarity, other than sale of products in the ordinary course of business) that is material to the Group of a fair market value in excess of US$500,000 (not including, for the avoidance of doubt, a disposal to another member of the Group);

11.1.6                                                        incur any financial indebtedness for a principal amount in aggregate greater than US$2,000,000 other than any drawdowns under the Existing Facilities, any other indebtedness that is permitted to be incurred under the terms of the Existing Facilities or any intra-Group indebtedness;

11.1.7                                                        fail to make the capital expenditures specified in the Group’s budget as disclosed in the Disclosed Information, in all material respects;

11.1.8                                                        enter into any joint venture, partnership or agreement or arrangement involving the acquisition of an equity interest in another entity;

11.1.9                                                        acquire (whether by one transaction of by a series of transactions) (i) the whole, or a substantial or material part of the business or undertaking of any other person, or (ii) material assets (other than an acquisition of assets in the ordinary course of business consistent with past practice);

11.1.10                                                 pledge its business or create any other Encumbrances, over any of its assets for an aggregate amount of US$2,000,000 other than any Encumbrances in connection with the Existing Facilities or Encumbrances permitted to be created or granted under the terms of the Existing Facilities;

11.1.11                                                 dismiss any Key Employee or change its salary policy (including benefits in kind or bonuses) or grant or pay any exceptional remuneration or bonuses in an amount higher than US$300,000 individually per Key Employee (including any newly hired Key Employee) or other benefits in connection with the transactions hereof;

11.1.12                                                 enter into any transaction involving payments in excess of US$500,000 otherwise than on arm’s length terms (other than transactions among Group Companies);

11.1.13                                                 become resident for Tax purposes or create a permanent establishment in either case in a jurisdiction where the Group Company was not so resident or did not have such a permanent establishment prior to the

Offer Letter Date;

11.1.14                                            except as required by a change in applicable Law, published practice of an applicable Tax Authority or applicable accounting standards; make, change or revoke any material Tax election, except in a manner which is consistent with past practice; change any annual Tax accounting period; file any material amended Tax Returns; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, advance pricing agreement or closing agreement relating to any Tax or settle any material Tax claim or assessment; surrender any right to claim a refund of Tax; consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or seek any ruling, clearance or confirmation from any Tax Authority;

11.1.15                                            change its accounting procedures or principles; and

11.1.16                                           commit to take any of the actions set forth in 11.1.1 to 11.1.15 above.

11.2                        Prior to the Completion Date, the Parties shall use their commercially reasonable efforts to obtain a waiver of any right of any third parties to terminate such agreements entered into by the Group Companies which may be contractually terminated because of the Sale triggering any change of control provisions provided that in the event of a failure to obtain such consent, the Buyer hereby acknowledges and agrees that notwithstanding the termination of any such agreements:

11.2.1                                                        all of its obligations under this Agreement shall remain in full force and effect; and

11.2.2                                                        the termination costs of such agreements as at the date of this Agreement, if any, shall be borne exclusively by the relevant Group Company after the Completion Date and not by the Seller (nor by any member of the Seller’s Group).

11.3                        From the date hereof to Completion, subject to applicable Laws and relevant non-disclosure contractual undertakings, the Seller shall cause the Group Companies to:

11.3.1                                                        answer any reasonable requests for information relating to the Group Companies or to the Business made by the Buyer, its Affiliates and its and their respective officers, directors, advisers and representatives (collectively, the “Buyer Representatives”),

11.3.2                                                        cooperate with the Buyer and provide the Buyer Representatives with reasonable access to the key employees and records of the Group Companies, and all other document and data relating to the Business which the Buyer may reasonably request; provided, that accommodating such requests does not interfere with the Business and that such requests relate to information relevant to the transfer of the Group Companies to the Buyer on the Completion Date or the integration of the Group Companies within the Buyer’s organization thereafter;

11.3.3                                                        provide to the Buyer the:

(a)                                 unaudited consolidated monthly management accounts; and

(b)                                 unaudited consolidated balance sheet and unaudited consolidated statements of income and cash flows as of the end of and for each fiscal quarter of each fiscal year (beginning with the fiscal quarter ended 30 June 2015) as the Group is required to provide to the lenders under the Existing Facilities at substantially the same time as such financial information is provided by the Group to such lenders; and

11.3.4                                                        consult with the Buyer prior to taking any of the following actions:

(a)                                 terminate or materially amend the terms of any Material Agreements or Collective Agreement (or enter into any new agreement which would constitute a Material Agreement or Collective Agreement if entered into prior to the Offer Letter Date); and

(b)                                 hire any Key Employee.

11.4                        In the event that the Buyer determines that it is required to apply for clearance for the Transaction under Articles L. 151-3 and R. 153-1 et seq of the French Monetary and Financial Code, the Seller shall provide such assistance to the Buyer with respect to the preparation and submission of such filing as it has agreed to provide to the Buyer with respect to the Mandatory Competition Clearances pursuant to Clauses 5.4 and 5.5.

12.                               Release of Guarantees

The Parties shall, at or prior to, but with effect from, Completion, work together and procure the release, as soon as reasonably practicable following Completion, of the Seller Guarantees and the Target Guarantees in form and substance reasonably satisfactory to: (i) the Parties; and (ii) either the issuing bank or the beneficiary of the relevant Seller Guarantee or Target Guarantee pursuant to the Existing Facilities.

13.                               Wrong Pockets Assets

If, following Completion, any member of the Seller’s Group owns any tangible asset which in the twelve (12) months prior to Completion had been used in the Business and is reasonably necessary for the Group to conduct the Business as conducted as of the Offer Letter Date and consistent with the Group’s business plan but which has not been transferred to the Group upon Completion, the Seller shall procure that such member of the Seller’s Group shall immediately inform the Buyer of that fact.  Thereafter, at the request and expense of the Buyer, the Seller undertakes to execute or procure the execution of such documents as may be reasonably necessary to procure the transfer of any such tangible asset to a member of the Buyer’s Group nominated by the Buyer and the Buyer shall do all such things reasonably necessary to facilitate such transfer.  Such asset shall be transferred for an amount equal to the book value of such asset at the date of Completion, which amount shall be deemed paid by the Buyer to the Seller within ten (10) Business Days of the date of transfer of the asset and, at the same time an equal and opposite adjustment shall be deemed made to the Purchase Price and the amounts so payable shall be set off.

14.                               Restrictions on the Seller

In order to confer upon the Buyer the full benefit of the business and goodwill of the Group, the Seller undertakes to the Buyer and each member of the Buyer’s Group that it shall not and shall procure that no member of the Seller’s Group under the control, directly or indirectly, of Bain Capital Investors, LLC shall at any time during the period of two years beginning with the Completion Date, offer employment to, enter into a contract for the services of or attempt to entice away from any of the Group Companies any Key Employee (except, in each case, a person who responds to a general public advertisement or recruiting campaign that is not targeted to such Key Employee specifically or to employees of the Group generally) or procure or facilitate the making of any such attempt by any other person.

15.                               Access to Information

15.1                        For a period of seven years after Completion, the Buyer shall make available to each Seller and/or any of their Affiliates (at the Seller’s cost) all information in the possession or control of the Buyer and/or the Group relating to the business and affairs of the Group which the Seller and/or any of their Affiliates may from time to time reasonably request in writing in order to prepare returns required by any Tax Authority, to deal with any audit or inquiry relating to the Tax affairs of the Seller or any of its Affiliates or comply with any statutory or regulatory obligations.

15.2                        The Buyer acknowledges and agrees (on its behalf and on behalf of the Group Companies) that, as from the Completion Date, all insurance coverage provided in relation to the Business pursuant to policies maintained by the Seller or any member of the Seller’s Group shall cease and that, unless otherwise provided by Law, no further coverage shall be available to any of the Group Companies under any such policies.

15.3                        The Buyer undertakes that on Completion the Group Companies will be insured on substantially the same terms and similar level of cover as other members of the Buyer’s Group.

16.                               Confidential Information

16.1                        Subject to Clause 16.2 and Clause 17, the Seller undertakes to the Buyer, for itself and as agent and trustee for each Group Company and its Affiliates, and the Buyer undertakes to the Seller, for itself and as agent and trustee for its Affiliates (other than a Group Company), that it shall treat as confidential all information received or obtained which relates to:

16.1.1              the other Parties (including, where that other party is the Seller, its Affiliates and, prior to Completion,  the Group Companies, and where that other party is the Buyer, the Buyer’s Group);

16.1.2              the provisions or the subject matter of this Agreement or any Transaction Document and any claim or potential claim thereunder; or

16.1.3              the negotiations relating to this Agreement or any Transaction Document.

16.2                        Notwithstanding the foregoing, the Parties may disclose such confidential information:

16.2.1              to the extent required by Law, by a rule of a listing authority or stock exchange to which such Party is subject or submits, or by a Governmental Entity, any Tax Authority or other authority with relevant powers to which such Party is subject or submits, whether or not the requirement has the force of Law, provided that the disclosure shall, so far as is practicable, be made after consultation with any other Party in respect of the which the information is confidential and after taking into account such other Party’s reasonable requirements as to the timing, content and manner of the disclosure;

16.2.2              to an adviser for the purpose of advising in connection with the Transaction, provided that such disclosure is essential for such purpose and that such adviser remains subject to the obligations set forth in Clause 16.1;

16.2.3              to any provider of finance to the Buyer or Seller (or their Affiliates) where any such proposed financing will involve the rights of a party set out in this Agreement;

16.2.4              to any general partner, limited partner, trustee, nominee or manager of, adviser to, or any investor or potential investor in the Seller or any of its Affiliates;

16.2.5              to a director, manager, officer or employee of the Buyer or the Seller whose function requires him or her to have access to the relevant confidential information; or

16.2.6              to the extent that the confidential information has been made public by, or with the consent of, the other Parties.

16.3                        If Completion does not take place, each Party shall, upon a Party’s request, return to the other Party or destroy all written Disclosed Information, unless such information is publicly available.

16.4                        The restrictions contained in this Clause 16 shall continue to apply after Completion or termination of this Agreement without limit in time.

17.                               Announcements

17.1                        Subject to Clause 17.2, no Party may, prior to or after Completion, make or send a public announcement, communication or circular concerning the Transaction unless it has first obtained the written consent of the Buyer or Seller, such consent not to be unreasonably withheld or delayed.

17.2                        Clause 17.1 shall not apply to any announcement, communication or circular:

17.2.1              to which the Buyer or Seller have previously consented, provided that the prevailing facts and circumstances in respect of such announcement, communication or circular have not changed in any material respect;

17.2.2              required by Law, by a rule of a stock exchange or by a Governmental Entity or other authority with relevant powers to which a Party is subject or submits,

whether or not the requirement has the force of Law, provided that the disclosure shall, so far as is practicable, be made after consultation with the Buyer or Seller and after taking into account the Buyer’s or the Seller’s reasonable requirements as to the timing, content and manner of the disclosure; or

17.2.3              made by the Seller to any Affiliate or to any shareholders, partners, managers or investors or potential investors in any fund connected with such Seller or their Affiliates, provided that such persons are subject to appropriate confidentiality obligations.

18.                               Costs

18.1                        Except where this Agreement or any Transaction Document provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance by such Party of this Agreement and the Transaction Documents.

18.2                        The Buyer shall pay any stamp duty, transfer tax or notarial fee payable in any jurisdiction in respect of the transfer of the Sale Shares or any other matters carried out pursuant to this Agreement.

19.                               General

19.1                        A variation of this Agreement is valid only if it is in writing and signed by or on behalf of all of the Parties hereto.

19.2                        The failure to exercise or delay in exercising any right or remedy provided by this Agreement or by Law shall not impair such right or remedy or constitute a waiver of such right or remedy or an impairment or waiver of any other right or remedy.  No single or partial exercise of a right or remedy provided by this Agreement or by Law shall prevent further exercise of such right or remedy or the exercise of another right or remedy.

19.3                        Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

19.4                        If there is any inconsistency between the provisions of this Agreement and those of any other Transaction Document, the provisions of this Agreement shall prevail.

19.5                        The Seller shall:

19.5.1              within the applicable time period and at its own cost, submit in compliance with section 9 of Public Notice 7 a report of the transaction evidencing on a self-assessment basis the commercial nature of the transaction and the non-application of section 1 of the Public Notice 7 in respect of the indirect transfer of the PRC Group Companies pursuant to this Agreement and such report shall to the best of the Seller’s knowledge and belief be true and accurate in all material respects, and shall give the Buyer a copy of (a) such submitted report, and (b) written acknowledgement of receipt of such submission by the relevant Tax Authority; and

19.5.2              indemnify the Buyer in respect of:

(a)                                 any liability of a member of the Buyer’s Group to the extent arising as a result of the failure of the Seller to comply with its obligations in Clause 19.5.1; and

(b)                                 any withholding or deduction for or on account of PRC corporate income tax (and any related penalties, charges, surcharges, fines and interest relating thereto) that the relevant Tax Authority ultimately determines the Buyer should have made in respect of payments of Purchase Price under this Agreement, whether arising from non-compliance of the Seller’s obligations under Clause 19.5.1 or otherwise.

19.6                        The liability of the Seller pursuant to Clause 19.5 above shall terminate twelve months after the Completion Date, unless prior to that date the Buyer has notified the Seller of a claim in writing (specifying in such detail as is reasonably available to the Buyer at the time, the legal and factual basis of the claim, the evidence on which the Buyer relies and, if reasonably practicable, the amount likely to be claimed) and a determination of the relevant Tax Authority in respect of such claim is received within six months after (and excluding) the date on which such notification is made by the Buyer.

19.7                        For the avoidance of doubt, the Buyer shall not be entitled at Completion to deduct or withhold from the Purchase Price any amount in respect of PRC corporate income tax pursuant to Public Notice 7, unless the relevant Tax Authority determines on or before Completion in writing that such deduction or withholding is required by Law. Furthermore, the Buyer covenants not to submit on or before Completion or otherwise prior to the report made by the Seller pursuant to Clause 19.5.1 any report or filing pursuant to any provision of PRC Law, or engage in any other communications or discussions with the relevant Tax Authority in respect of the indirect transfer of the PRC Group Companies pursuant to this Agreement, unless at the written request of the relevant Tax Authority..

19.8                        The Buyer and the Seller shall provide to each other all reasonable assistance and information after Completion (including access to records or information possessed, readily available and maintained by the Group Companies at Completion) in connection with any request from the relevant Tax Authority as referred to in Clauses 19.5, 19.6 and 19.7. For the avoidance of doubt, such assistance shall not include making any filing or submission, or claiming, asserting or establishing any defence with, to or against the relevant Tax Authority or handling such matter for or on behalf of any person.

20.                               Remedies

20.1                        The rights and remedies conferred on any Party by, or pursuant to, this Agreement are cumulative and, except as expressly provided in this Agreement, are in addition to, and not exclusive of, any other rights and remedies available to such Party at Law or in equity. For the avoidance of doubt, either Party shall be entitled to specific performance or other equitable remedies in connection with enforcing the other Party’s obligations under this Agreement.

21.                               Waiver

21.1                        Any waiver of any term or condition of this Agreement, waiver of any breach of any term or condition of this Agreement or waiver of, or election whether or not to enforce, any right or remedy arising under this Agreement or at Law must be in writing and signed by or on behalf of the person granting the waiver, and no waiver or election shall be inferred from a Party’s conduct.

21.2                        Any waiver of a breach of any term or condition of this Agreement shall not be, or be deemed to be, a waiver of any subsequent breach.

21.3                        Failure to enforce any provision of this Agreement at any time or for any period shall not waive that or any other provision or the right subsequently to enforce all provisions of this Agreement.

21.4                        Failure to exercise, or delay in exercising, any right or remedy shall not operate as a waiver or be treated as an election not to exercise such right or remedy, and single or partial exercise or waiver of any right or remedy shall not preclude its further exercise or the exercise of any other right or remedy.

22.                               Severance

22.1                        If any provision of this Agreement is held to be invalid or unenforceable by any judicial or other competent authority, all other provisions of this Agreement will remain in full force and effect and will not in any way be impaired.

22.2                        If any provision of this Agreement is held to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted or amended, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable and, if necessary, the Parties shall negotiate in good faith to amend the provision so that, as amended, it is legal, valid and enforceable, and achieves the Parties’ original commercial intention.

23.                               Entire Agreement

23.1                        In this Clause 23, “Representation” means any express or implied representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise).

23.2                        The Transaction Documents constitute the entire agreement and supersede any previous agreements between the Parties relating to the subject matter thereof.

23.3                        The Buyer acknowledges and represents that it has not relied on or been induced to enter into this Agreement or any of the other Transaction Documents by a Representation given by the Seller, any of its Affiliates or its advisers, general partners or managers or any of their respective directors, officers, partners or employees other than as expressly set out as a warranty (and not implying any other commitment) in the Seller Warranties or in the other Transaction Documents.

23.4                        The Seller acknowledges and represents that it has not relied on or been induced to enter into this Agreement by any Representation given by the Buyer or any of its advisers or providers of finance (other than the warranties given by the Buyer and

                                                Guarantor set out in Clause 8).

23.5                        The Buyer agrees and acknowledges that except as expressly provided in this Agreement, it is entering into this Agreement solely in reliance on its own commercial assessment and investigation (including the Due Diligence Investigation) and advice from its own professional advisers.

23.5.1              No Party shall have any liability whatsoever for any Representation that is not expressly set out in the Transaction Documents (whether in contract, in tort, under the Misrepresentation Act 1967 or otherwise) and shall only be liable on the terms expressly described in this Agreement.

23.5.2              It is agreed that the only liability of any Party in respect of those express statements, representations, warranties, assurances and undertakings made or given by it and set out in this Agreement shall be for breach of contract.

23.5.3              This entire agreement clause does not limit or exclude liability for fraud.

23.5.4              No claim (including, for the avoidance of doubt, any Seller Claim) shall be brought or maintained by, or on behalf of, any member of the Buyer’s Group against any member of the Seller’s Group (other than the Seller), and no recourse shall be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the warranties, covenants and/or undertakings of the Seller contained in this Agreement or any other Transaction Document, the subject matter of this Agreement, the Transaction Documents or any other document contemplated hereby or thereby, the Transaction, the business, ownership, operation, management, use or control of the Business, any of their assets or any actions or omissions at, or prior to, Completion

24.                               Assignment

24.1                        This Agreement shall be binding upon and inure for the benefit of the successors of each of the Parties.

24.2                        Subject to Clause 24.4, no Party shall assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement, whether in whole or in part, without the prior written consent of the Buyer and the Seller, and any such purported assignment, transfer, declaration or alienation shall be void; provided that the Seller and the Buyer may assign its respective rights (but not its obligations) to one of its Affiliates provided that the non-assigning party shall be under no greater obligation as a result of such assignment and provided that if such assignee ceases to be an Affiliate of the assignor, all rights so assigned shall be deemed automatically to be re-assigned to the assignor immediately before such cessation; provided that, a merger of the Seller with another member of the Seller’s Group (as a result of which the surviving entity of such merger inherits the assets of the Seller and assumes the liabilities of the Seller) shall not, subject to Clause 24.3, be deemed to be an assignment, transfer, declaration of trust or other alienation of this Agreement or any rights or obligations hereunder and shall not require Buyer’s consent under this Clause 24.2.

24.3                        In the event that the Seller proposes to undertake a merger of the Seller with another member of the Seller’s Group and the surviving entity following such merger is not the Seller, no such merger shall occur unless the Parties have entered into a deed of novation (in form and substance customary for such a novation or otherwise reasonably acceptable to the parties thereto) novating (within the merger process and as a consequence to the merger) all rights and obligations of the Seller to the surviving entity.  The Buyer and the Guarantor shall, if requested by the Seller, enter into such deed of novation; provided that the entry into such deed of novation shall not adversely affect the Buyer.

24.4                        The Buyer or any member of the Buyer’s Group may charge and/or assign the benefit of this Agreement to any bank or financial institution by way of security for the purposes of or in connection with the financing or refinancing (whether in whole or in part) by the Buyer of the acquisition of the Sale Shares, provided that any assignment or transfer pursuant to this Clause 24.4 shall not result in any increase in the liability of the Seller pursuant to this Agreement or the other Transaction Documents.

24.5                        A Party shall notify the other Parties of any assignment pursuant to Clause 24.2 or 24.4 within five Business Days of such assignment.

25.                               Rights of Third Parties

25.1                        Except as expressly stated in this Agreement and the rights of any Affiliate or advisor of the Seller to enforce the terms of Clause 23.3, this Agreement does not confer any rights on any person or party under the Contracts (Rights of Third Parties) Act 1999. The Parties may rescind, vary or terminate this Agreement in accordance with its terms without the consent of or notice to any person on whom such rights are conferred.

26.                               Notices

26.1                        All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given: (i) when delivered personally to the recipient; (ii) two Business Days after being sent to the recipient by internationally reputable overnight courier service (charges prepaid); or (iii) by e-mail, in which case it shall be deemed to have been given when dispatched subject to confirmation of delivery by a delivery receipt.  Such notices, demands and other communications shall be sent to the Buyer and each Seller at the respective addresses set forth below, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

If to the Seller:

Fidji Luxembourg (BC4) Sarl
4 rue Lou Hemmer, L-1748, Luxembourg

Telephone:	+3522 615 6636
Email:	rspringham@baincapital.lu
Attention:	Ruth Springham

with copies (which shall not constitute notice hereunder) to:

Bain Capital Europe, LLP
Devonshire House
Mayfair Place
London W1J 8AJ
United Kingdom

Telephone:	+44 20 7514 5279
E-mail:	BGombert@baincapital.com
Attention:	Bart Gombert, European General Counsel

Kirkland & Ellis
26/F, Gloucester Tower
The Landmark
15 Queen’s Road Central, Hong Kong

Telephone:	+852 3761 3300
E-mail:	pierre.arsenault@kirkland.com; david.eich@kirkland.com
Attention:	Pierre Arsenault / David Patrick Eich

If to the Buyer:

Amphenol East Asia Limited

Telephone:	+1.203.265.8634
E-mail:	EWetmore@amphenol.com
Attention:	Ed Wetmore

with a copy (which shall not constitute notice hereunder) to:

Latham & Watkins LLP
885 Third Avenue, New York, NY 10022-4834 USA

Telephone:	+1.212.906.1200
E-mail:	charles.ruck@lw.com; jennifer.perkins@lw.com;
robbie.mclaren@lw.com
Attention:	Charles Ruck, Jennifer Perkins and Robbie McLaren

If to the Guarantor:

Amphenol Corporation

Telephone:	+1.203.265.8634
E-mail:	EWetmore@amphenol.com
Attention:	Ed Wetmore

with a copy (which shall not constitute notice hereunder) to:

Latham & Watkins LLP
885 Third Avenue, New York, NY 10022-4834 USA

Telephone:	+1.212.906.1200
E-mail:	charles.ruck@lw.com; jennifer.perkins@lw.com;
robbie.mclaren@lw.com
Attention:	Charles Ruck, Jennifer Perkins and Robbie McLaren

27.                               Governing Law

27.1                        This Agreement and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiation of the transactions contemplated by this Agreement) are governed by and shall be construed in accordance with the laws of England and Wales.

27.2                        Notwithstanding any other provision in this Agreement, Clauses 5.1, 5.2, 5.3, 5.4, 5.5, 5.6 or 5.8 (and Clauses 10.1, 10.2 and 20.1 to the extent relating to a claim arising out of or relating to Clauses 5.1, 5.2, 5.3, 5.4, 5.5 or 5.6) shall be governed and construed in accordance with the internal law of the State of New York, without regard to principles of conflict of laws.

28.                               Jurisdiction

28.1                        Subject to Clause 28.2, the Parties irrevocably agree that the courts of England shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Agreement or the negotiation of the transaction contemplated by this Agreement).

28.2                        In any judicial proceeding involving any dispute, controversy, or claim arising out of or relating to Clauses 5.1, 5.2, 5.3, 5.4, 5.5, 5.6 or 5.8 (and Clauses 10.1, 10.2 and 20.1 to the extent relating to a claim arising out of or relating to Clauses 5.1, 5.2, 5.3, 5.4, 5.5, 5.6 and/or 5.8), the Parties agree to (i) irrevocably submit to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York and any state court sitting in the City of New York, Borough of Manhattan (the “Chosen Courts”), (ii) waive any objection to laying venue in any such action or proceeding in the Chosen Courts, and (iii) waive any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto.  In any such judicial proceeding, the Parties agree to any method for the service of process permitted or required by such courts, to the fullest extent permitted by Law.

29.                               Agent for Service of Process

29.1                        Each non-UK Party undertakes to ensure that at all times a person with an address in England is appointed as its process agent to receive on its behalf service of any proceedings in respect of any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims) (the “Process Agent”). Such service shall be deemed completed on delivery to the Process Agent, whether or not it is forwarded to or received by each non-UK Party.

29.2                        At the Offer Letter Date, the Seller has appointed Bain Capital Europe, LLP of Devonshire House, Mayfair Place, London W1J 8AJ, United Kingdom and the Buyer and the Guarantor each have appointed Amphenol Limited of Thanet Way, Tankerton, Whitstable, Kent CT5 3JF, United Kingdom as their respective Process Agents. If such person ceases to be able to act as process agent or no longer has an address in England, such non-UK Party shall immediately appoint a replacement Process Agent and deliver to each other Party a notice setting out the new Process Agent’s name and address together with a copy of the new Process Agent’s acceptance of its appointment.

29.3                        Each non-UK Party irrevocably agrees that any proceeding or document served on the

                                                Process Agent will be validly served if delivered in accordance with Clause 26.

29.4                        Nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by Law.

30.                               Counterparts

30.1                        This Agreement may be executed in multiple counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Signed by	)
)
)
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Name:	)
Title:	)
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for and on behalf of	)
FIDJI LUXEMBOURG (BC4) SARL	)

Signed by	)
)
)
)
Name:	)
Title:	)
)
for and on behalf of	)
AMPHENOL EAST ASIA LIMITED

Signed by	)
)
)
)
Name:	)
Title:	)
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for and on behalf of	)
AMPHENOL CORPORATION	)